Filed Pursuant to Rule 424(b)(2) Registration No. 333-109996

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 6, 2003)

8,500,000 Shares

Common Stock

We are selling 6,000,000 shares of our common stock and the selling stockholders named in this prospectus supplement are selling 2,500,000 shares of our common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “ENMC.” On December 10, 2003, the last reported sales price of our common stock was $6.38 per share.

Our business and an investment in our common stock involves significant risks. These risks are described under the caption “Supplemental Risk Factors” beginning on page S-7 of this prospectus supplement and under the caption “Risk Factors” on page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$6.250	$53,125,000
Underwriting discounts and commissions	$0.375	$3,187,500
Proceeds, before expenses, to us	$5.875	$35,250,000
Proceeds to selling stockholders	$5.875	$14,687,500

The underwriters may also purchase up to an additional 1,275,000 shares of common stock from certain of the selling stockholders at the public offering price, less the underwriting discounts and commissions, to cover over-allotments. We will not receive any of the proceeds of the sale of shares by the selling stockholders.

The underwriters expect to deliver the shares in New York, New York on December 16, 2003.

SG Cowen	First Albany Capital

December 10, 2003

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of common stock. Information on our website or in our promotional material is not a part of this prospectus supplement or the accompanying prospectus. If any information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

References in this prospectus supplement to “we,” “us,” “our company,” “the Company,” or “Encore” mean Encore Medical Corporation and its subsidiaries, and their predecessor entities for the applicable periods, considered as a single enterprise. This prospectus supplement contains references to a number of trademarks, which are either (i) our registered trademarks or trademarks for which we have pending applications or common law rights, or (ii) registered trademarks or pending trademarks for which we have licenses. These include, but are not limited to:

3DKnee™, 3D Matrix®, 911 First Response®, Adapta®, Auto-Flex®, Auto-Trac™, B.A.T.H.™, Chattanooga™, Chieftain™, Clear Cut™, ColPaC®, Cover-Sling™, CPS™, Cyclone™, Cyclone (and design)™, Cyclone ACP™, DTS™, Dura-Stick™, EMG Retrainer®, Encore®, Encore Orthopedics (and design)®, EPIK®, ErgoBasic™, ErgoStyle™, ErgoWave®, ES 2000™, Ever Green Because It’s Our World Too®, Excelerator™, FlexiPAC®, Fluido™, Foundation®, Hydrocollator®, I-KON™, Industry’s Choice™, Intelect®, Isobar™, Kallassy Ankle Support®, Keramos™, Keystone®, Linear®, Maximum Poly™, Myossage®, Navigator™, Nylatex®, OptiFlex®, Para-Care®, PASS™, PowerPlay™, PresSsion®, Pre-Vent™, Quick-fit™, Rebound®, Revelation®, Reverse®, RSP®, Secure-All®, Spinalator™, Sports Supports®, Stamina™, Steam Pack®, TheraTherm®, Triax™, Triton®, True/Fix®, True/Flex®, Tru/Lok™, Tru-Trac®, Turtle Neck®, TX®, Vectra®, Vitality®, VitalStim™, Warm’n Form®, Wellness by Design™, and WRIGHTLOCK®.

PROSPECTUS SUPPLEMENT SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus supplement. As this is a summary, it may not contain all information that is important to you. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before you decide to invest in our common stock. Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option. Any shares sold pursuant to the exercise of the underwriters’ over-allotment option will be solely shares held by certain of the selling stockholders.

This prospectus supplement and the accompanying prospectus contain forward-looking statements. You should read the explanation of the qualifications and limitations on such forward-looking statements on page 17 of the accompanying prospectus. You should also carefully consider the various risk factors beginning on page S-7 of this prospectus supplement and on page 3 of the accompanying prospectus, which risk factors may cause our actual results to differ materially from those indicated by such forward-looking statements. You should not place undue reliance on our forward-looking statements.

Our Company

We design, manufacture and distribute a comprehensive range of high quality orthopedic devices, sports medicine equipment and other related products for the orthopedic industry. We sell our products to orthopedic surgeons, physical and occupational therapists and other orthopedic specialists who use our products to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports related injuries. Our soft goods and rehabilitation products are used before surgery to offset the progression of an orthopedic condition. Our surgical implants are used in reconstructive surgical procedures for the knee, hip, shoulder and spine. After surgery, our rehabilitation and soft goods products are used to rehabilitate the patient. As a result, we believe our products address a wide spectrum of the orthopedic continuum of care.

We currently market and distribute our products through three operating divisions: our Surgical Division, our Chattanooga Group Division and our Soft Goods Division. Our Surgical Division provides implant products across all three major segments of the orthopedic surgical market, including reconstructive joint products, such as hip, knee and shoulder implants, trauma products and spinal implants. Our Chattanooga Group Division is a leader in domestic sales of many of the products used for orthopedic rehabilitation. Our Soft Goods Division provides orthopedic soft goods that are used to assist the patient in recovery from an injury or a surgical procedure and to protect against further injury. Total revenue from all three divisions was $95.5 million in 2002 and $80.2 million for the nine months ended September 27, 2003. Our income from operations was $7.1 million in 2002 and $6.5 million for the nine months ended September 27, 2003.

Throughout our history, we have strongly emphasized research and development to expand the product line of our Surgical Division. Since our inception, we have developed numerous products and have obtained regulatory approval for over 100 products and product improvements. We continue to develop internally new products to enhance our growth. For example, we have commenced the sale of several new products in 2003, including the 3DKnee System, our data driven design total knee replacement. In addition to a continued focus on product innovation within our Surgical Division, our Chattanooga Group Division continues its historical pattern of investing in product development. For example, we recently began selling VitalStim, a product used for the treatment of dysphagia, a swallowing disorder.

We have used strategic business acquisitions to broaden our product offering and to increase our customer base. Since July 1, 2001, we have completed two significant acquisitions that have allowed us to expand our business into two new product segments of the orthopedic market, orthopedic soft goods and rehabilitation equipment, both of which complement our Surgical Division. In July 2001, we purchased the orthopedic soft goods, patient safety devices and pressure care product lines of Kimberly-Clark Corporation, which currently form the basis of our Soft Goods Division. In February 2002, we purchased Chattanooga Group, Inc., a provider of orthopedic rehabilitation products, which became our Chattanooga Group Division.

Our Market Opportunity

Worldwide sales of orthopedic products were estimated to be approximately $17.1 billion in 2002 with sales in the United States accounting for approximately $10.5 billion. While we participate in the overall orthopedic market, for the nine month period ended September 27, 2003, we derived approximately 33% of our revenue from sales of our orthopedic implants through our Surgical Division. The worldwide orthopedic implant market is expected to grow from $4.6 billion in 2002 to $7.2 billion in 2009 and the number of procedures is expected to grow from 2.0 million in 2002 to 2.6 million in 2009. Several factors are driving growth in the orthopedic industry, including, but not limited to:

•	Favorable demographics. An aging population is driving growth in the orthopedics market. For example, a majority of reconstructive implants are performed on patients who are aged 65 and over. In addition, as people are living longer and more active lives, they are engaging in sports and activities, such as running, softball, skiing, rollerblading, golf and tennis, which we believe result in more frequent injuries than ever before.

•	Improving technologies. Advances in technologies and procedures have expanded the scope and applications of products addressing the orthopedic market. For example, joint reconstruction historically has been reserved for older patients who tend to be less active and who typically place less stress on their implants. However, with new technologies that prolong the expected life of implants and conserve patients’ existing bone structure, surgeons are increasingly able to accommodate younger and more active patients.

•	Increased pricing and replacement procedure volume. We believe new technologies, such as ceramic-on-ceramic acetabular hip implants, typically command a premium price to traditional implants. In addition, with the average lifespan of many reconstructive joint implants being 15 to 20 years, a revision replacement device must often be implanted once an older device loses its effectiveness. These revision replacement procedures represent a growing proportion of total reconstructive procedures and typically command higher prices.

Our Competitive Strengths

We believe we have a number of competitive strengths that will enable us to further enhance our position in the orthopedic market.

•	Broad range of products. We offer a comprehensive range of orthopedic devices, sports medicine equipment and other related products to orthopedic specialists operating in a variety of treatment settings. The breadth of our product line enables us to provide orthopedic surgeons, therapists and other orthopedic specialists a wide range of products to address customer requirements and preferences. For example, we have conducted clinical studies and submitted the required data to the FDA for our ceramic-on-ceramic acetabular hip implant. Ceramic-on-ceramic is a new technology focused on addressing implant wear, an area of concern in the orthopedic industry. We currently offer metal-on-metal and metal combined with polyethylene hip implants, and, if we receive FDA approval for our ceramic-on-ceramic acetabular hip implants, we believe we will then provide surgeons with a full range of acetabular hip product choices. Currently, only two other companies sell ceramic-on-ceramic acetabular hip implants.

•	Research and development capabilities. We have an experienced research and development team with proven expertise in the design and development of new products as well as the enhancement of existing products with the latest technology and updated designs. We seek to develop new technologies to improve durability, performance and usability of existing products. For example, we continue to advance our clinical study on our Reverse Shoulder Prosthesis, which is designed to overcome a barrier to shoulder replacement surgery for patients with severe rotator cuff conditions. In addition to our own research and development, we acquire new product and technology ideas from orthopedic surgeons and other orthopedic specialists.

•	Strong Chattanooga brand recognition. Our Chattanooga Group Division is widely recognized as a leader in the rehabilitation product segment of the orthopedic market with a worldwide network of over 6,000 dealers. We believe our Chattanooga Group Division has a broad rehabilitation product line and is one of the only manufacturers that can supply physical therapists and athletic trainers with a comprehensive line of products for their clinics and training facilities.

•	Successful integration of acquisitions. Our management team has identified and completed complementary acquisitions that provide us with access to a wide range of distribution partners and afford us the opportunity to sell our existing products to an expanded customer base. Since July 1, 2001, we have completed two acquisitions, including the acquisition of Chattanooga Group, Inc. in February 2002, the result of which more than doubled our annual revenues from 2001 to 2002. In addition, several members of our senior management team have significant previous experience in identifying, completing and integrating acquired companies and business lines.

Our Strategy

Our objective is to strengthen our position as a provider of a comprehensive range of orthopedic devices, sports medicine equipment and related products to orthopedic surgeons, physical and occupational therapists and other orthopedic specialists operating in a variety of treatment settings. To achieve this objective, we intend to:

•	Expand U.S. market coverage of our Surgical Division. We intend to continue to expand our coverage and further penetrate the U.S. surgical device market. We are actively recruiting sales representatives to continue to expand the geographic areas in which we sell. As of September 27, 2003, we had 117 sales representatives who cover territories that represent all or part of approximately 35 states. This is an increase of approximately 26% in the number of our sales representatives since December 31, 2002.

•	Develop and launch new products. We plan to continue to develop and launch new products through internal development and potential acquisitions. In our Surgical Division, we intend to expand our reconstructive joint and spinal product lines to more fully meet the needs of orthopedic surgeons and to cover additional types of surgical procedures. For example, we recently began manufacturing and selling the Cyclone Anterior Cervical Plate, our first internally developed spine product. Our Chattanooga Group Division intends to maintain its leadership position through continued innovation and development of our electrotherapy, patient care and other product offerings. We believe that our close interaction with our customers enables us to learn of opportunities for new technologies as they develop in the marketplace.

•	Pursue strategic acquisitions. We intend to expand our business through selected acquisitions of complementary businesses, products or technologies in the orthopedic industry. We will continue to pursue acquisitions of companies or product lines that enhance, or are complementary with, our product mix, sales and distribution, or manufacturing capabilities, although we currently have no such acquisition agreements or commitments.

•

Expand international distribution capabilities.    We believe there are opportunities to expand our business in the international market, as only approximately 12% of our revenue during the nine months ended September 27, 2003 was derived from outside of the United States. We are seeking new distributors in Europe and other foreign markets and may consider acquisitions of companies that have already established an international distribution infrastructure, although we currently have no such acquisition agreements or commitments.

•	Improve operating performance of each division. One significant contributor to the growth of our operating income will be our continued ability to leverage and improve the efficiency of our operating infrastructure. We have implemented profit enhancement programs in each of our divisions to increase our operating margins and have already experienced margin improvement. For example, comparing the gross margins as a percentage of sales of each of our divisions for the nine month periods ended September 27, 2003 and September 28, 2002, the Surgical Division increased to 70.0% from 68.2%, the Chattanooga Group Division increased to 40.9% from 39.9% and the Soft Goods Division increased to 33.6% from 28.6%.

Recent Developments

On December 4, 2003, at a special meeting of stockholders, our stockholders approved an amendment to our certificate of incorporation increasing the authorized number of common shares from 50,000,000 shares to 100,000,000 shares. Stockholders also voted to approve an increase in the number of shares of common stock authorized and reserved for issuance under its 1997 Distributor Advisory Panel Stock Option Plan from 200,000 to 1,200,000.

Corporate Information

Our principal executive offices are located at 9800 Metric Blvd., Austin, Texas 78758. Our telephone number is (512) 832-9500. Our website address is www.encoremed.com. The information found on our website is not a part of this prospectus supplement or the accompanying prospectus. Our common stock is traded on the Nasdaq National Market under the symbol “ENMC.”

The Offering

Shares of common stock offered by us	6,000,000 shares

Shares of common stock offered by the selling stockholders	2,500,000 shares (1,275,000 additional shares if the underwriters exercise their over-allotment option in full)

Shares of common stock to be outstanding after this offering	42,709,936 shares

Use of proceeds

We intend to use the net proceeds from the sale of the common stock offered by us hereby for working capital and other general corporate purposes, including possible acquisitions. You should read the discussion under the heading “Use of Proceeds” in this prospectus supplement for more information.

We will not receive any proceeds from the sale of shares by the selling stockholders in this offering.

Nasdaq National Market symbol	ENMC

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of October 20, 2003. This number excludes:

•	1,957,873 shares of our common stock issuable upon the exercise of options outstanding as of that date at a weighted average exercise price of $3.25 per share;

•	an aggregate of 2,000,032 shares of our common stock reserved as of that date for future issuance under our stock incentive plans; and

•	549,654 shares of our common stock issuable upon the exercise of warrants outstanding as of that date at an exercise price of $0.01 per share.

Except as otherwise noted, all information in this prospectus supplement reflects a public offering price of $6.25 per share.

Summary Consolidated Financial Data  (in thousands, except per share data)

The following table summarizes our consolidated financial data for the periods indicated. You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus supplement and with our consolidated financial statements and related notes incorporated herein by reference. The historical and pro forma results presented here are not necessarily indicative of future results.

	Years Ended December 31,			Nine Months Ended
	2000	2001	2002(1)	September 28, 2002(1)	September 27, 2003
				(unaudited)
Consolidated Statement of Operations Data
Sales	$30,028	$42,616	$95,491	$69,302	$80,173
Gross margin	15,045	24,764	46,040	32,911	39,621
Income (loss) from operations	(4,094)	1,544 (2)	7,093	4,854	6,509
Net income (loss)	(3,263)	548	6	—	(4,505	)(3)
Beneficial conversion feature related to Series A Preferred Stock	—	(3,706)	—	—	—
Net income (loss) attributable to common stock	(3,263)	(3,158)	6	—	(4,505)
Basic earnings (loss) per share	$(0.36)	$(0.34)	$0.00	$0.00	$(0.30)
Diluted earnings (loss) per share	$(0.36)	$(0.34)	$0.00	$0.00	$(0.30)
Shares used in computing basic earnings (loss) per share	8,990	9,355	10,429	10,315	14,947
Shares used in computing diluted earnings (loss) per share	8,990	9,355	26,477	26,401	14,947

	As of September 27, 2003
	Actual	As Adjusted(4)
	(unaudited)
Consolidated Balance Sheet Data
Cash and cash equivalents	$3,164	$37,664
Working capital	38,343	72,843
Total assets	94,109	128,609
Current portion of long-term debt	816	816
Total debt, including current portion	1,671	1,671
Stockholders’ equity	76,175	110,675

(1)	Excludes the operating results of Chattanooga Group, Inc. from January 1, 2002 through February 8, 2002 (the date of acquisition), including sales of approximately $5,956, cost of sales of approximately $3,511, operating expenses of approximately $1,549, and other expenses of approximately $165.
(2)	This amount includes other charges, of which $917 relates to compensation expense associated with our stock exchange program, which is comprised of $37 included as cost of sales, $694 included as selling, general and administrative expenses and $186 included as research and development expenses.
(3)	The net loss for the nine months ended September 27, 2003 includes an approximate $7.7 million charge ($5.5 million net of tax) resulting from the early extinguishment of debt.
(4)	As adjusted to reflect the sale of the 6.0 million shares of our common stock we are offering hereby (at a public offering price of $6.25 per share) and the application of the net proceeds as described under “Use of Proceeds” appearing elsewhere in this prospectus supplement.

SUPPLEMENTAL RISK FACTORS

An investment in our common stock involves significant risks. In addition to the risks described under “Risk Factors” beginning on page 3 of the accompanying prospectus, you should carefully consider the following risk factors in conjunction with the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making a decision to purchase our common stock.

If a significant number of shares of our common stock is sold into the market following the offering, the market price of our common stock could significantly decline, even if our business is doing well.

Our stockholders may sell their common stock following the offering. Also, our employees, directors, officers, sales representatives and distributors may exercise their stock options in order to sell the common stock underlying their options in the market under a registration statement we have filed with the SEC. Sales of a substantial number of shares of our common stock in the public market after the offering or the perception that such sales may occur could depress the market price of our common stock and impair our ability to raise additional capital through the sale of our equity securities. After completion of this offering, Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P. (collectively, the “Galen Entities”) will own approximately 26.1% of our outstanding shares of common stock (or approximately 23.6% assuming the underwriters exercise their over-allotment option in full). Officers, directors and our principal stockholders owning, prior to the completion of this offering, an aggregate of approximately 18,550,448 shares of our common stock have agreed that they will not, without the prior written consent of the underwriters, directly or indirectly sell any of these restricted shares, or any of the 1,306,641 shares of our common stock that we may issue upon the exercise of outstanding options or warrants held by such officers, directors and principal stockholders, for 180 days after the date of the final prospectus for this offering. The underwriters currently have no intention to waive these restrictions. For a more detailed description, see “Underwriting” in this prospectus supplement and “Shares Eligible for Future Sale” in the accompanying prospectus.

You will suffer an immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The public offering price is expected to be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after this offering. Accordingly, based on an assumed public offering price of $6.25 per share, purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $4.35 per share in the pro forma net tangible book value of the common stock as of September 27, 2003. For a more detailed description, see “Dilution” in this prospectus supplement.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $34.5 million, after deducting the estimated underwriting discounts, commissions and offering expenses payable by us in connection with this offering. We will not receive any of the proceeds of the sale of shares of common stock by the selling stockholders. Additionally, all shares subject to the underwriters’ over-allotment option are held by the selling stockholders. For information about the option to cover over-allotments granted by the selling stockholders to the underwriters, you should read the section of this prospectus supplement entitled “Underwriting.”

We currently intend to use the net proceeds we receive from the sale of common stock in this offering for working capital and other general corporate purposes, including possible acquisitions. Pending the application of the net proceeds, we will invest these proceeds in government securities and other short-term, investment-grade, interest bearing securities.

DILUTION

The net tangible book value of our common stock as of September 27, 2003 was approximately $43.7 million, or approximately $1.25 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering on a pro forma as adjusted basis. After giving effect to the sale of the 6,000,000 shares of common stock by us at a public offering price of $6.25 per share, and after deducting estimated underwriting discounts, commissions and offering expenses payable by us, our pro forma net tangible book value as of September 27, 2003 would have been approximately $78.2 million, or approximately $1.90 per share of common stock. This represents an immediate increase in net tangible book value of $0.65 per share of common stock to existing common stockholders and an immediate dilution in pro forma net tangible book value of $4.35 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Public offering price per share		$6.25
Net tangible book value per share as of September 27, 2003	$1.25
Increase in net tangible book value per share attributable to this offering	0.65

Pro forma net tangible book value per share as of September 27, 2003 after giving effort to this offering		1.90

Dilution per share to new investors		$4.35

The information above assumes no exercise of any outstanding stock options or warrants. As of October 20, 2003, there were 1,957,873 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $3.25 per share and 549,654 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $0.01 per share. To the extent that any of these options or warrants with exercise prices below $6.25 per share are exercised, there will be further dilution to new investors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 27, 2003:

•	on an actual basis; and

•	on an as adjusted basis to give effect to our receipt of an estimated $34.5 million of net proceeds from the sale of our common stock pursuant to this offering, after deducting underwriting discounts, commissions and offering expenses.

This table should be read in conjunction with the financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	September 27, 2003
	Actual	As Adjusted
	(unaudited)
	(in thousands)
Cash and cash equivalents	$3,164	$37,664

Total long-term debt, including current portion	1,671	1,671

Stockholders’ equity:
Common stock, $0.001 par value, 50,000,000 shares authorized(1); 35,568,000 shares issued and outstanding, actual; and 41,568,000 shares issued and outstanding, as adjusted	36	42
Additional paid-in capital	82,810	117,304
Notes received for sale of common stock	(1,100)	(1,100)
Deferred compensation	(1)	(1)
Retained earnings (accumulated deficit)	(3,939)	(3,939)
Less cost of repurchased stock, warrants and rights (509,000 shares)	(1,631)	(1,631)

Total stockholders’ equity	76,175	110,675

Total capitalization	$77,846	$112,346

(1)	On December 4, 2003, the number of authorized shares of common stock was increased to 100,000,000.

The foregoing table excludes:

•	1,958,268 shares of our common stock issuable upon the exercise of options outstanding as of that date at a weighted average exercise price of $3.25 per share;

•	an aggregate of 1,999,637 shares of our common stock reserved as of that date for future issuance under our stock incentive plans; and

•	2,198,614 shares of our common stock issuable upon the exercise of warrants outstanding as of that date at an exercise price of $0.01 per share.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq National Market System under the symbol “ENMC.” The following tables set forth, for the periods indicated, the high and low sales prices of our common stock as reported on the Nasdaq National Market since January 1, 2001:

	Common Shares
	High	Low
2001
First Quarter	$2.06	$1.13
Second Quarter	$1.98	$0.95
Third Quarter	$2.00	$1.33
Fourth Quarter	$3.65	$1.33
2002
First Quarter	$4.20	$2.80
Second Quarter	$5.33	$3.05
Third Quarter	$3.62	$2.35
Fourth Quarter	$3.64	$1.68
2003
First Quarter	$3.50	$1.89
Second Quarter	$4.16	$1.98
Third Quarter	$7.83	$3.36
Fourth Quarter (through December 10, 2003)	$7.98	$5.75

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings for the operation and expansion of our business. We do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any future payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board. In addition, our current credit facilities prohibit us from paying any cash dividends without our lenders’ consent.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section entitled “Summary Consolidated Financial Data” in this prospectus supplement and our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus. This discussion and analysis contains forward-looking statements based on our current expectations, assumptions, estimates and projections. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those indicated in these forward-looking statements as a result of certain factors, as more fully discussed below and elsewhere in this prospectus supplement and the accompanying prospectus, particularly in the sections entitled “Supplemental Risk Factors” and “Risk Factors.”

Overview

We are a diversified orthopedic company that designs, manufactures, markets and distributes a comprehensive range of high quality orthopedic devices, sports medicine equipment and other related products for the orthopedic industry. Our products are used primarily by orthopedic surgeons, physical and occupational therapists and other orthopedic specialists who treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports-related injuries. We currently market and distribute our products through three operating divisions, our Surgical Division, our Chattanooga Group Division and our Soft Goods Division. Our Surgical Division offers reconstructive joint products, including hip, knee and shoulder implants, trauma products and spinal implants. Our Chattanooga Group Division is a leader in domestic sales of many of the orthopedic rehabilitation products in the market. Our Soft Goods Division provides orthopedic soft goods that are used to assist the patient in recovery from injury or a surgical procedure and to protect against further injury. Our three divisions enable us to reach a diverse customer base through multiple distribution channels.

Since our formation in April 1992 as an orthopedic implant company, our business has grown through a combination of internal growth and strategic acquisitions. Throughout our history, we have placed a strong emphasis on the research and development efforts to continue to develop new products in our Surgical Division. We have developed numerous products and have obtained regulatory approval for over 100 products and product improvements focused on the orthopedic total joint, trauma and spinal segments of the surgical market. The Chattanooga Group Division also has a history of and continues to emphasize new product introductions. We continue to develop internally new products to enhance the growth of our sales. For example, in 2003, we have introduced the 3DKnee System and VitalStim, a therapeutic product used in the treatment of a swallowing disorder called dysphagia.

We have completed two significant acquisitions since July 1, 2001 that have allowed us to expand our business into two new product segments of the orthopedic market, orthopedic soft goods and rehabilitation equipment, both of which complement our Surgical Division. In July 2001, we purchased the orthopedic soft goods, patient safety devices and pressure care product lines of Kimberly-Clark Corporation. These product lines currently form the basis of our Soft Goods Division and include the Kallassy Ankle Support, the Sports Supports product line of braces and supports, the Secure-All brand of patient safety devices, and the Turtle Neck and 911 First Response safety collars. In February 2002, we purchased Chattanooga Group, Inc., a provider of orthopedic rehabilitation products, which became our Chattanooga Group Division. Chattanooga Group, Inc., which had been in business for over 50 years, originally manufactured and sold the Hydrocollator Steam Pack and has since expanded its product line to include a wide variety of rehabilitation and home health products making it capable of providing turn-key clinics for orthopedic professionals. The Chattanooga Group Division designs, manufactures and distributes around the world a wide range of rehabilitation products including Intelect electrotherapy units, OptiFlex continuous passive motion devices, Triton and Adapta therapy tables, along with Hydrocollator heating and chilling units. These acquisitions have afforded us access to a wide range of distribution partners and allow us the opportunity to sell our existing products to an expanded customer base.

With the completion of these two acquisitions, we provide a comprehensive range of orthopedic devices and related products to orthopedic specialists operating in a variety of treatment settings.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates estimates, including those related to inventory, accounts receivable, deferred taxes, goodwill, intangible assets, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent that actual events differ from our estimates and assumptions, there could be a material impact to our financial statements.

Inventory Reserves.    The nature of our business requires us to maintain sufficient inventory on hand at all times to meet the requirements of our customers. We record inventory at the lower of cost or market, with cost based upon average actual cost. We maintain inventory reserves for such issues as slow moving or excess inventory, product obsolescence and declines in valuation. Our inventory reserve policy is primarily based on our products and market practices. In each division we use a specific identification methodology (product rationalization), which can occur whenever there is a change in strategy. In addition, we review sales performance on at least a quarterly basis to determine the amounts that we should add to the existing reserve. We monitor reserves on a quarterly basis and make changes as determined by the processes referred to above. To determine the adequacy of our reserves at each reporting period we analyze the following, among other factors:

•	Current inventory quantities on hand;

•	Product acceptance in the marketplace;

•	Customer demand;

•	Historical sales;

•	Forecasted sales;

•	Product obsolescence; and

•	Technological innovations.

Any modifications to our estimates of our reserves are reflected in cost of goods sold within the statement of operations during the period in which such modifications are determined necessary by management.

Revenue Recognition.    Our Surgical Division products are sold through a network of independent sales representatives in the United States and by distributors outside the United States. In the United States, we record revenues from sales made by sales representatives, who are paid commissions upon the ultimate sale of the products, at the time the product is used in a surgical procedure (implanted in a patient) and a purchase order is received from the hospital. We record revenues from sales to customers outside the United States at the time the product is shipped to the distributor. Our distributors, who sell the products to other customers, take title to the products, have no special rights of return and assume the risk for credit and obsolescence. Distributors are obligated to pay us within specified terms regardless of when they sell the products. In addition, there is no price protection available to distributors.

We sell our Chattanooga Group Division products to dealers who take title to the products, assume credit and product obsolescence risks, must pay within specified periods regardless of when they sell the products and have no price protection. We record the sales when the products are shipped to the dealers. We allow product returns only with our prior approval and we maintain a reserve for estimated product returns based on actual historical experience. In addition, we sell extended warranty contracts, which account for less than 1% of our total revenue, and we recognize warranty revenues ratably over the life of the warranty period.

We sell our Soft Goods Division products to distributors and various medical and sports establishments. We record sales at the time the product is shipped to the customer. Customers take title to the products, assume credit and product obsolescence risks, must pay within specified periods regardless of when they sell or use the products and have no price protection except for distributors who participate in our rebate program. We allow product returns only with our prior approval and we maintain a reserve for estimated product returns based on actual historical experience. In addition, we grant rebates to distributors and we maintain a reserve for future rebate claims based on actual historical experience. The reserves for estimated product returns and rebate claims are a deduction from the sales recorded for each reporting period.

We must make estimates of potential future product returns and rebates related to current period product revenue. To do so, management analyzes historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and other allowances. Significant management judgments and estimates must be made and used in connection with establishing the sales returns, rebates and other allowances in any accounting period.

Allowance for Doubtful Accounts.    We must make estimates of the uncollectibility of accounts receivables. In doing so, management analyzes accounts receivable and historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts.

Deferred Tax Asset Valuation Allowance.    In assessing the potential realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon whether we attain future taxable income during the periods in which those temporary differences become deductible. Based upon management’s projections of future taxable income and the periods and manner in which our deferred tax assets will be available, management estimates that it is more likely than not that all of our deferred tax assets will be available to offset future taxable income. As such, no valuation allowance has been provided against the deferred tax asset balance.

Goodwill and Intangible Assets.    We must make estimates related to the initial recognition and measurement of intangible assets acquired in connection with a business combination or asset acquisition, as well as the ongoing measurement of the useful life and value of intangible assets and goodwill. With respect to valuations of intangible assets acquired in connection with a business combination or asset acquisition, we use both internal and external third-party evaluations in determining the respective fair values and relative allocations of acquisition cost to the assets acquired and liabilities assumed. Additionally, on an ongoing basis, we review our intangible assets and goodwill to determine if there has been any change in the useful life of an intangible asset or whether there has been impairment of these assets.

Results of Operations

Three Months Ended September 27, 2003, as Compared to the Three Months Ended September 28, 2002

Our sales were $27.3 million for the quarter ended September 27, 2003, representing an increase of $2.8 million or 11% over the quarter ended September 28, 2002. Our Surgical Division reported sales of $8.9 million, which corresponds to a 19% increase over the third quarter 2002 due to increased shipments to our distributors outside the U.S., as well as expansion of our sales representatives and supporting organizations within the United States. Our Chattanooga Group Division contributed sales of approximately $14.3 million, or 52% of our total sales for the third quarter of 2003, compared to $13.3 million for the same period of 2002. This corresponds to an 8% growth rate primarily due to new product sales of VitalStim and the DTS compression system, which we commenced selling in early 2003. The Soft Goods Division reported sales of $4.1 million, an increase of 11% from the $3.7 million achieved in the third quarter of 2002, principally because of stronger than anticipated orders.

Gross margin increased by $2.1 million or 18%, to $13.7 million as compared to $11.6 million for the third quarter of 2002. Consolidated gross margin as a percent of sales increased from 47.3% to 50.1% when compared to the third quarter of 2002. The gross margins of each of our Surgical, Chattanooga Group, and Soft Goods Divisions increased by $1.2 million, $509,000, and $344,000, respectively. As a percent of sales, the Surgical Division increased from 67.2% to 70.3%, the Chattanooga Group Division increased from 41.4% to 42.0%, and the Soft Goods Division increased from 28.5% to 34.1%. The increased gross margin for the Surgical Division was principally a result of improved manufacturing costs and sales mix in favor of higher margin reconstructive products. Gross margin for the Chattanooga Group Division increased due to cost reduction efforts and improved manufacturing costs. The Soft Goods Division’s gross margin increased due to improved manufacturing costs which were somewhat offset by a change in sales mix to lower margin soft goods products.

Research and development expenses increased $453,000, or 48%, from the third quarter of 2002. Expenditures for the Surgical, Chattanooga Group and Soft Goods Divisions increased by $149,000, $277,000 and $27,000, respectively. Surgical Division expense increases relate primarily to the expenses we incurred to develop and introduce to the market our Reverse Shoulder Prosthesis, 3DKnee and ceramic-on-ceramic hip projects. The Chattanooga Group Division’s increase primarily relates to increased spending to develop and introduce to the market a new electrotherapy product line.

Selling, general, and administrative expenses increased $1.4 million or 17% compared to the third quarter of 2002. As a percent of sales, selling, general and administrative expenses increased to 36% for the third quarter of 2003 from 35% in the third quarter of 2002. This is primarily due to increased commission expenses resulting from higher sales in the Surgical and Chattanooga Group Divisions. We also incurred higher instrument costs and consulting charges associated with the expansion of the Surgical Division sales force.

As a result of all of these factors, our operating income increased 11% to $2.3 million compared to $2.1 million in the third quarter of 2002.

Interest expense, including the loss relating to the early extinguishment of debt, increased $6.9 million to $8.9 million as compared to interest expense of $2.0 million during the same period in the prior year, principally because of $7.7 million in prepayment penalties and unamortized warrant and debt issue costs resulting from early payments made to repay our long-term debt.

Overall, for the reasons set forth above, we incurred a net loss for the quarter ended September 27, 2003 of $4.7 million compared to net income of $120,000 during the third quarter of 2002 despite our $2.3 million in operating income principally because of the $7.7 million pre-tax charge to earnings resulting from the early payment of our debt.

Nine Months Ended September 27, 2003, as Compared to the Nine Months Ended September 28, 2002

Our sales were $80.2 million for the nine months ended September 27, 2003 compared to $69.3 million in 2002, representing an increase of $10.9 million or 16% over the nine months ended September 28, 2002. In the Surgical Division, sales of $26.2 million represent an increase of 10% when compared to sales levels during 2002 of $23.7 million due to expansion of our sales representatives and supporting organizations in the United States and increased shipments to distributors outside the U.S. The Chattanooga Group Division contributed sales of $42.9 million compared to sales of $32.7 million in 2002 for the period beginning February 8, 2002, the date of the acquisition, through the end of the third quarter. When compared to 2002 sales, the Chattanooga Group Division’s sales increased 31% from $32.7 million primarily due to the extra weeks in 2003 and to new product sales of VitalStim and the DTS compression system, which we commenced selling in the first quarter of 2003. The Soft Goods Division reported sales of $11.1 million for the period, compared to $12.9 million in 2002, which decline is at least in part a result of the division’s major customers decreasing their inventory purchases to lower their inventory levels.

Gross margin increased by $6.7 million to $39.6 million as compared to $32.9 million for the nine months ended in 2002. The Chattanooga Group Division accounts for $4.5 million of this amount, with $2.4 million of the division’s increase relating to the additional six weeks of activity included in 2003. Gross margin as a percent of sales increased from 47.5% to 49.4% when compared to same period of 2002, primarily as a result of our cost reduction efforts and improved manufacturing costs in all three divisions.

Research and development expenses were $3.8 million for the first nine months of 2003, an increase of $1.4 million or 57% compared to the $2.4 million of research and development expenses we incurred in the nine months ended September 28, 2002. The Surgical Division increase of $372,000 is a result of increased product development costs associated with our Reverse Shoulder Prosthesis, 3DKnee, and the ceramic-on-ceramic hip projects. The Chattanooga Group Division contributed $804,000 of the increase in research and development expenses primarily due to increased spending to develop and introduce to the market our new electrotherapy product line and an additional $134,000 due to the additional six weeks of activity included in 2003 compared to the first nine months of 2002.

Selling, general, and administrative expenses of $29.3 million in the first nine months of 2003 increased $3.7 million or 14% compared to the nine months ended September 28, 2002. Approximately $1.4 million of the increase related to the inclusion of the Chattanooga Group Division for the full nine months in 2003 compared to excluding six weeks in 2002. The remainder of the increase is primarily due to increased commissions associated with higher sales for the Surgical and Chattanooga Group Divisions, as well as higher consulting and travel charges resulting from expanded sales activities.

Our operating income increased by $1.7 million to $6.5 million in the first nine months compared to $4.9 million for the first nine months of 2002 because of all of the factors described above. Interest expense, including the loss relating to the early extinguishment of debt, increased during the nine month period of 2003 to $12.8 million as compared to $5.2 million during the same period in the prior year. This was primarily due to interest expense related to prepayment penalties and unamortized warrant and debt issue costs resulting from early payments made to reduce our long-term debt.

Overall, we incurred a net loss of $4.5 million for the nine months ended September 27, 2003 as compared to breaking even during the nine months ended September 28, 2002.

Capital Expenditures

The following table summarizes our capital expenditures during the indicated periods (in thousands):

	For the Nine Months Ended
	September 27, 2003	September 28, 2002
Buildings and leasehold improvements	$157	$129
Equipment	555	226
Furniture and fixtures	252	272
Surgical instrumentation	683	278

Total	$1,647	$905

We have made significant investments in the surgical implant instrumentation required to implant our surgical products. The size of our investments in this instrumentation has increased due to the increasing size of our sales force and the expansion of our product lines. Consistent with industry practice, our sales agents often provide surgeons with the usage of necessary surgical implant instrumentation free of charge. Following surgery, the instruments are returned to our agents or us and the hospital pays us for any products used in the surgery. In the United States, we capitalize and depreciate the surgical implant instrumentation we purchase, whereas the instruments are sold or leased to our international customers.

We have invested in various machine tools in order to increase our manufacturing capacity. We primarily acquire our machinery through capital leases or acquisitions. We have devoted significant capital resources to expanding and improving our management information systems through the addition of computer hardware and software, and various other related equipment required to support a growing organization.

Liquidity

For the first nine months of 2003, our operating activities provided cash and cash equivalents of $7.0 million, compared to $7.8 million for the same period in 2002. This decrease is primarily a result of a lower decrease in our inventory levels in 2003 compared to the decrease in 2002.

On August 11, 2003, we sold a total of 10,637,500 shares of our common stock at $4.00 per share in a public offering. This offering generated total gross proceeds of approximately $42.6 million, and we used the net proceeds of approximately $39.0 million to repay $25.9 million of indebtedness under our senior subordinated notes payable to CapitalSource Finance LLC (“CapitalSource”), $2.0 million of the term loan debt under our senior credit facility with Bank of America and $10.6 million to repay our outstanding indebtedness under our Bank of America revolving credit facility, and we used the remaining approximately $500,000 for general corporate purposes.

Since inception, we have financed our operations through the sale of equity securities, borrowings and cash flow from operations. Our Bank of America credit facility, as amended on September 26, 2003, currently totals $25 million in principal availability under a revolving line of credit facility. The availability of funds we can borrow at any given time under the revolving line of credit depends upon the level of the borrowing base, which is based upon accounts receivable and inventory. As of September 27, 2003, we had an available borrowing base of approximately $23.3 million, and we had borrowed $236,000 of this available amount.

We executed various security documents and we pledged all of our assets to the lenders to secure the financing under our Bank of America credit agreement. The interest rate under our credit facility is dependent on our total debt to EBITDA (earnings before interest, taxes, depreciation and amortization), but based on that ratio as of September 27, 2003, is equal to Bank of America’s base rate plus 0.25%, or the London Interbank Offered Rate (“LIBOR”) plus 1.75%.

Additionally, in order to finance the acquisition of Chattanooga Group, Inc., we and our subsidiaries entered into a note and equity purchase agreement dated as of February 8, 2002 with CapitalSource, as agent and purchaser, pursuant to which we sold to CapitalSource $24,000,000 in senior subordinated notes. We and our subsidiaries executed various security documents whereby we pledged our assets to CapitalSource in order to secure our obligations. CapitalSource’s rights to the collateral we have pledged to them to secure the senior subordinated notes are junior and subordinate to the rights in the collateral of the various lenders and the security interests created by the security documents executed pursuant to the Bank of America credit agreement. We repaid all of the outstanding principal and accrued payment in kind interest on these notes with the proceeds of our public offering. Our agreements with CapitalSource were amended and restated as of September 26, 2003, and now allow us to borrow up to $24 million, of which during October 2003 we borrowed $5 million. The interest rate for amounts we borrow under the senior subordinated notes payable to CapitalSource will be 12% per annum from and after our next borrowing draw request on the loan, but until then the interest rate will be equal to the Citibank, N.A. prime rate plus 2%.

These debt arrangements contain operating and financial agreements and restrictions which may restrict our business and financing activities. These debt agreements restrict our ability to (i) incur additional indebtedness; (ii) issue redeemable equity interests and preferred equity interests; (iii) pay dividends or make distributions, repurchase equity interests or make other restricted payments; (iv) make capital expenditures; (v) create liens; (vi) enter into transactions with our affiliates; (vii) make investments; (viii) sell assets; or (ix) enter into mergers or consolidations.

In connection with the original CapitalSource note agreement, we granted to an affiliate of CapitalSource a warrant to purchase through February 8, 2009 up to an aggregate of 2,198,614 shares of our common stock at a purchase price of $0.01 per share. The expense related to this warrant was recognized during the period from February 8, 2002 and when we repaid the original debt, which occurred during the months of August and September 2003.

In the first and third quarters of 2002, we received from our lenders waivers of events of default related to our non-compliance with a covenant which requires us to achieve a minimum level of cash flow, based on earnings before interest, taxes, depreciation and amortization expenses. We amended our agreements with our senior lenders to modify our minimum cash flow covenant effective for the second quarter of 2002. In addition, we further amended our agreements to modify our minimum cash flow covenant and some of our other financial covenants effective as of the fourth quarter of 2002. As stated above, we amended and restated both of our agreements with our lenders effective as of September 26, 2003. These amendments both improved our cost of borrowing and modified our financial covenants in a manner which generally increases the likelihood of our compliance.

While we currently believe that we will be able to meet all of our financial covenants during 2003 and will be able to keep the need for outstanding debt under the maximum ceilings for amounts outstanding, there is no assurance that we will in fact be able to do so or that we will be able to obtain a waiver of default or amendments to our credit agreement in the future. In addition, we believe that our existing cash, including the amounts we generated through our recent public offering, and through operations and amounts available through our existing debt agreements, will be sufficient to meet our needs for at least the next twelve months.

In addition to the current restrictions and requirements contained in our current loan and credit agreements, if we were to borrow under our current facilities with Bank of America and CapitalSource the maximum allowable, these debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities. This potential high degree of leverage could have negative consequences for us, including the following: (i) our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or financing may not be available to us on favorable terms; (ii) we would need a substantial portion of our cash flow to pay the principal and interest on our indebtedness, including indebtedness that we may incur in the future; (iii) payments on our indebtedness would reduce the funds that would otherwise be available for operations and future business opportunities; (iv) a substantial decrease in net operating cash flows could make it difficult for us to meet our debt service requirements and force us to modify our operations; (v) our debt level could make us more vulnerable than our competitors to a downturn in either our business or the economy generally; and (vi) because some of our debt has a variable rate of interest, it would expose us to the risk of increased interest rates.

Market Risk

We are exposed to certain market risk as part of our ongoing business operations. Historically, our primary exposure includes changing interest rates. We are exposed to interest rate risk in connection with borrowings under the Bank of America credit agreement, which bears interest at floating rates based on LIBOR or the prime rate plus an applicable borrowing margin, as described above. We manage our interest rate risk by balancing the amount of fixed and variable debt. For fixed rate debt, interest rate changes affect the market value, but do not impact earnings or cash flow. Conversely, for variable rate debt, interest rate changes generally do not affect the fair market value, but do impact future earnings and cash flow, assuming other factors are held constant. The Bank of America credit facility and the senior subordinated notes are variable rate debt. Some of our debt is fixed rate debt. We may use derivative financial instruments where appropriate to manage our interest rate risk. However, as a matter of policy, we do not enter into derivative or other financial investments for trading or speculative purposes. To date, we have entered into no derivative financial instruments.

Historically all of our sales have been denominated in U.S. dollars and, therefore, we have not been subject to foreign currency exchange risks. However, we have begun to directly distribute our Chattanooga Group Division products in selected foreign markets, and some of these sales of our products in European markets are denominated in Euros, which cause currency fluctuation to more directly impact our operating results.

Recently Issued Accounting Pronouncements

In November 2002, the FASB’s Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on our consolidated financial statements.

In January 2003, the EITF reached a consensus on Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”). EITF 02-16 provides guidance regarding how a reseller of a vendor’s products should account for cash consideration received from a vendor. The provisions of EITF 02-16 will apply to vendor arrangements entered into after December 31, 2002, including modifications of existing arrangements. The adoption of EITF 02-16 did not have a material effect on our financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, which is effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of our third quarter of fiscal 2003. This Statement requires companies to classify certain instruments as liabilities, which may have previously been recorded as a component of stockholders’ equity. The adoption of SFAS No. 150 did not have a material effect on our financial condition or results of operations.

BUSINESS

Overview

We are a diversified orthopedic company that designs, manufactures, markets and distributes a comprehensive range of high quality orthopedic devices, sports medicine equipment and other related products for the orthopedic industry. Our products are used primarily by orthopedic surgeons, physical and occupational therapists and other orthopedic specialists who treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports-related injuries. We currently market and distribute our products through three operating divisions, our Surgical Division, our Chattanooga Group Division and our Soft Goods Division. Our Surgical Division offers reconstructive joint products, including hip, knee and shoulder implants, trauma products and spinal implants. Our Chattanooga Group Division is a leader in domestic sales of many of the orthopedic rehabilitation products in the market. Our Soft Goods Division provides orthopedic soft goods that are used to assist the patient in recovery from injury or a surgical procedure and to protect against further injury. Our three divisions enable us to reach a diverse customer base through multiple distribution channels.

Since our formation in 1992 as an orthopedic implant company, our business has grown through a combination of internal growth and strategic acquisitions. Throughout our history, we have placed a strong emphasis on research and development that has fueled the product pipeline of our Surgical Division. We have developed numerous products and have obtained regulatory approval for over 100 products and product improvements focused on the orthopedic total joint, trauma and spinal segments of the surgical market. The Chattanooga Group Division also has a history of, and continues to emphasize, new product introductions. We continue to develop internally new products to enhance the growth of our sales. For example, in 2003 we began selling the 3DKnee System and VitalStim, a therapeutic product used in the treatment of a swallowing disorder called dysphagia. We intend to introduce several new products in 2004.

We have completed two significant acquisitions since July 1, 2001 that have allowed us to expand our business into two new product segments of the orthopedic market, orthopedic soft goods and rehabilitation equipment, both of which complement our Surgical Division. In July 2001, we purchased the orthopedic soft goods, patient safety devices and pressure care product lines of Kimberly-Clark Corporation. These product lines currently form the basis of our Soft Goods Division. In February 2002, we purchased Chattanooga Group, Inc., a provider of orthopedic rehabilitation products, which became our Chattanooga Group Division. These acquisitions provide us access to a wide range of distribution partners and allow us the opportunity to sell our existing products to an expanded customer base. With the completion of these two acquisitions, we provide a comprehensive range of orthopedic devices and related products to orthopedic specialists operating in a variety of treatment settings.

We manufacture the majority of our products in our facilities and utilize third party vendors as we deem appropriate. Our vertically integrated manufacturing processes allow us to provide quality products, respond to changes in demand, and realize manufacturing efficiencies.

On March 25, 1997, Encore Orthopedics, Inc., a Delaware corporation and our company’s predecessor (formed in April 1992), merged with a subsidiary of Healthcare Acquisition Corporation, a Delaware corporation. As a result of the merger, Healthcare Acquisition Corporation’s name was changed to Encore Medical Corporation, and Encore Orthopedics, Inc. became a wholly-owned subsidiary of Encore Medical Corporation. In February 2002, Encore Orthopedics, Inc. was converted from a Delaware corporation to a Delaware limited partnership, and changed its name to Encore Medical, L.P.

Industry Background

The worldwide orthopedics market was estimated to be approximately $17.1 billion in 2002, with sales in the United States accounting for approximately $10.5 billion. While we participate in the overall orthopedic market, for the nine month period ended September 27, 2003, we derived approximately 33% of our revenue from sales of our orthopedic implants through our Surgical Division. The worldwide orthopedic implant market is expected to grow from $4.6 billion in 2002 to $7.2 billion in 2009 and the number of procedures is expected to grow from 2.0 million in 2002 to 2.6 million in 2009.

Orthopedic implants include reconstructive joint products such as hip, knee and shoulder implants, all of which are expected to experience market growth over the next several years. Worldwide hip implant sales are expected to grow at a 6.2% annual growth rate from 2002 to 2009 and average selling prices are expected to increase from $2,173 in 2002 to $2,769 in 2009. Over the same time period, worldwide sales of knee implants are expected to increase by 6.9% annually with the average selling price expected to increase from $2,698 in 2002 to $3,152 in 2009, primarily due to advancements in technology. Though a smaller market opportunity, worldwide shoulder implants are expected to experience a 7.9% annual growth rate from $178.7 million in 2002 to $304.5 million in 2009. We participate in each of these markets.

Several factors are driving growth in the orthopedic industry, including:

•	Favorable demographics. According to U.S. Census data, the total U.S. population is projected to grow approximately 8% from 2001 to 2010, while the number of individuals in the U.S. over the age of 65 is projected to grow at an even faster rate, approximately 13% during that period. A majority of reconstructive implant surgeries are performed on patients who are aged 65 and over. In addition, elderly patients are more likely than others to use orthopedic soft goods and rehabilitation equipment for post-surgery recovery, to treat or prevent an injury, to help relieve chronic pain or to improve function. Furthermore, as people are living longer, more active lives, they are engaging in sports and activities such as running, skiing, rollerblading, golf and tennis which we believe result in more frequent injuries than ever before.

•	Improving technologies. Advances in technologies and procedures have expanded the scope and applications of products addressing the orthopedic market. For example, joint reconstruction was historically reserved for older patients who tend to be less active and who typically place less stress on their implants. However, with new technologies that prolong the life of implants and conserve patients’ existing bone structure, surgeons are able to accommodate younger and more active patients. In addition, developments in alternative surface interfaces that reduce wear, such as ceramic-on-ceramic and metal-on-metal, have created products that are superior to traditional implants, and encourage surgeons to implant them earlier in a patient’s life. Further, new developments in minimally invasive hip and knee implant surgical procedures encourage patients and their surgeons to turn to implants earlier in the overall treatment process.

•	Increased pricing and replacement procedure volume. We believe new technologies such as ceramic-on-ceramic acetabular hip implants, typically command a premium price to traditional implants. In addition, with the average lifespan of many reconstructive joint implants being 15 to 20 years, a revision replacement device must often be implanted once the older device loses its effectiveness. These revision replacement procedures represent a growing proportion of total reconstructive procedures, as the first large group of patients to receive reconstructive joint devices was in the 1980s, and these devices are generally due for replacement. Because these revision replacement implants are more complex, they typically are more expensive to produce but yield higher prices. As a result, the orthopedic implant market has benefited from a positive mix shift, through both the introduction of new products and the increased sales of revision products.

Our Strategy

Our objective is to strengthen our position as a provider of a comprehensive range of orthopedic devices and related products to orthopedic surgeons, physical and occupational therapists and other orthopedic specialists operating in a variety of treatment settings. To achieve this objective, we intend to:

•	Expand U.S. market coverage of our Surgical Division. We intend to continue to expand our coverage and further penetrate the U.S. surgical device market. As of September 27, 2003, we had 117 sales representatives, which is an increase of approximately 26% over the number of our sales representatives at December 31, 2002. These sales representatives market our products in all or part of approximately 35 states, and we believe that there is significant growth potential for us if we can enter additional states and penetrate new markets in the states we presently serve. In recruiting sales representatives, we seek individuals who have strong relationships with orthopedic surgeons, which provide us with additional opportunities to develop new relationships, increase overall market awareness of our products and increase our overall sales.

•	Develop and launch new products. We plan to continue to develop and launch new products through internal development and potential acquisitions. In our Surgical Division, we intend to expand our reconstructive joint and spinal product lines to better meet the needs of orthopedic surgeons and to cover additional types of surgical procedures. In 2001, we launched our new Keystone Revision Hip System. In 2002, we launched the Cemented Calcar Hip System. During 2003, we have released the EPIK unicondylar knee, the 3DKnee System and the Cyclone Anterior Cervical Plate. In addition, we continue to advance our clinical study on the Reverse Shoulder Prosthesis. During 2003, our Chattanooga Group Division introduced VitalStim, a therapeutic product for the treatment of dysphagia, a swallowing disorder.

•	Pursue strategic acquisitions. We intend to expand our business through selected acquisitions of complementary businesses, products or technologies in the orthopedic industry. Since July 2001, we have made two strategic acquisitions that significantly enhanced our product offerings and expanded our customer base. The first was the acquisition of the orthopedic soft goods, patient safety device and pressure care product lines from Kimberly-Clark Corporation and the second was the acquisition of Chattanooga Group, Inc. We will continue to pursue acquisitions of companies or product lines that are complementary to our product mix, sales and distribution network, or manufacturing capabilities. However, we do not have any acquisition commitments or agreements at this time.

•	Expand international distribution capabilities. Although approximately half of the worldwide sales of orthopedic devices and related products occur outside the United States, only approximately 12% of our sales during the nine month period ending September 27, 2003 were derived from international sales. Consequently, we believe there are opportunities to expand our business outside of the United States. We are seeking new distributors in Europe and other foreign markets. We may consider acquisitions of companies that have already established an international sales and marketing or distribution infrastructure. However, we do not have any acquisition commitments or agreements at this time.

•	Improve operating performance of each division. One significant contributor to the growth of our operating income will be our continued ability to leverage and improve the efficiency of our operating infrastructure. We have implemented profit enhancement programs in each of our divisions to increase our operating margins. For example, in our Soft Goods Division, we have reduced the number of different products from approximately 1,700 at the time we acquired the soft goods product line from Kimberly-Clark Corporation to approximately 1,200 products today. Reducing the number of products in this division has reduced the corresponding costs associated with the manufacturing of the eliminated products.

Our Products

We design, manufacture, market and distribute orthopedic devices and related products for the orthopedic industry. Our products are used primarily by orthopedic surgeons, physical and occupational therapists and other orthopedic specialists who treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports related injuries. For the nine months ended September 27, 2003, our Surgical Division accounted for 33% of total sales, our Chattanooga Group Division accounted for 53% of total sales and our Soft Goods Division accounted for 14% of total sales.

Surgical Division

We currently design, manufacture and market a wide variety of orthopedic reconstructive joint products, trauma products, spinal implant products and instruments used by surgeons to perform orthopedic surgery.

Reconstructive Joint Products.    We offer reconstructive joint products in three general areas: knees, hips and shoulders. In 2002, knee products accounted for 38% of our Surgical Division sales, hip products accounted for 36% of our Surgical Division sales, and shoulder products accounted for 6% of our Surgical Division sales. The following table summarizes our current Surgical Division reconstructive joint product offerings:

Product Segment	Description	Brand Name
Knees	Primary total joint replacement	Foundation Primary Knee System Foundation PS Primary Knee System 3DKnee System

	Revision total joint replacement	Foundation Revision Knee System

	Unicondylar joint replacement	EPIK Unicondylar Knee

Hips	Primary replacement stem	Foundation Hip Stem Linear Hip Stem Revelation Hip Stem Vitality Hip Stem Cemented Calcar Hip Stem

	Acetabular cup system	FMP Acetabular System Metal-on-Metal Acetabular System Ceramic-on-Ceramic Acetabular System

	Revision joint replacement	Keystone Hip System

Shoulders	Primary total joint replacement	Foundation Shoulder System Reverse Shoulder Prosthesis

	Fracture repair system	Foundation 4-Part Shoulder System

	Revision total joint replacement	Foundation Revision Shoulder System

Trauma Products.    Our trauma products are designed to address difficult surgical requirements brought about by disease, fracture and deformity. In 2002, trauma products accounted for approximately 6% of our total Surgical Division sales. Our trauma products include:

•	True/Flex Upper Extremity Intramedullary Nail System: a system of surgical nails used in repairing bone fractures, primarily for use in correcting upper extremity fractures;

•	True/Lok External Fixation System: an external fixation system developed by Texas Scottish Rite Hospital; and

•	True/Fix Internal Fixation Products: a complete line of specialty products for use in the treatment of upper extremity orthopedic trauma and additional trauma products used in the hip and ankle areas of the body.

Spinal Implant Products.    In October 2003, we began selling the Cyclone Anterior Cervical Plate, our first internally developed spine product. We are manufacturing this product, which is designed to address the growing cervical spine fusion market. Within the United States, we also distribute spinal implant products designed and manufactured by Medicrea, a French company, whose spinal implant products are used in lumbar and cervical fusion. The PASS Poly-Axial Spinal System, designed and manufactured by Medicrea, consists of a lumbar pedicle screw system used to achieve fusion of the spine. In 2002, sales of spinal products accounted for approximately 12% of our total Surgical Division sales.

Chattanooga Group Division

Our Chattanooga Group Division is a leading provider of rehabilitation products used by a variety of healthcare professionals involved in the field of physical medicine. In 2002, patient care products accounted for 47% of our Chattanooga Group Division sales; electrotherapy products accounted for 32% of our Chattanooga Group Division sales; physical therapy tables and traction products accounted for 15% of our Chattanooga Group Division sales; and chiropractic products accounted for 5% of our Chattanooga Group Division sales. The following table summarizes many of our current Chattanooga Group Division product offerings:

Product Segment	Description	Brand Name
Patient Care	Dry heat therapy Hot/cold therapy Paraffin wax therapy Continuous passive motion Moist heat therapy Compression therapy	Fluidotherapy Hydrocollator Para-Care OptiFlex TheraTherm PresSsion

Electrotherapy	Electrotherapy/ultrasound	Intelect Vectra CPS

	Electrodes	Dura-Stick

Dysphagia	Electrotherapy	VitalStim

Physical Therapy Tables	Treatment tables	Triton Adapta

	Traction	TX Triton Tru-Trac

Chiropractic	Treatment tables	ErgoStyle ErgoWave ErgoBasic ES2000 DTS

Soft Goods Division

Our Soft Goods Division offers orthopedic soft goods, patient safety devices and patient care products, which are used to assist in the repair and rehabilitation of soft tissue and bone, to protect patients from injury and to aid patients in their recovery from orthopedic trauma and surgery. In 2002, orthopedic soft goods products accounted for 63% of our Soft Goods Division sales, patient safety devices accounted for 31% of our Soft Goods Division sales and pressure care products accounted for 6% of our Soft Goods Division sales. The following table summarizes many of our current Soft Goods Division product offerings:

Product Segment	Description	Brand Name
Orthopedic Soft Goods	Cervical, spine and shoulder products	911 First Response Chieftain

	Elbow, wrist and hand products	Sports Supports

	Lumbar, spine and torso products	Sports Supports

	Upper leg and knee products	Sports Supports Power Play

	Lower leg, foot and ankle products	Kallassy Ankle Supports Excelerator

Patient Safety Devices	Body belts and limb holders	Secure-All

Pressure Care Products	Knee, heel and elbow padding	Pre-Vent

Research and Development

Our research and development programs focus on the development of new products, as well as the enhancement of existing products with the latest technology and updated designs. We are continually seeking to develop new technologies to improve durability, performance and usability of existing products. In addition to our own research and development, we receive new product and invention ideas, especially in procedure-specific areas, from orthopedic surgeons, inventors and other orthopedic specialists. For ideas that we deem promising from a clinical and commercial perspective, we seek to obtain rights to these ideas through entering into either assignment or licensing agreements. We conduct research and development programs at our facilities in Austin, Texas, and in Chattanooga, Tennessee.

We spent approximately $1.8 million in 2000, $1.7 million in 2001, $3.4 million in 2002 and $3.8 million during the nine months ended September 27, 2003 for research and development. As of September 27, 2003, our research and development department had 35 employees.

Marketing and Sales

Each of our three divisions has developed its own sales and distribution channels. The combination of these three divisions provides us the opportunity to sell our products to a variety of treatment settings across new and potentially complementary distribution networks.

Surgical Division

Our Surgical Division products are currently marketed and sold in the United States to hospitals and orthopedic surgeons through a network of 117 independent commissioned sales representatives who cover territories in all or part of approximately 35 states. We are actively recruiting sales agents and representatives to continue to expand the geographic areas in which we sell. Generally, our sales representatives sell either reconstructive and trauma products or spinal products. However, a few of our sales representatives sell all of these products. Sales agents are generally granted a contract with a term of one to five years. Representatives work for these agents. Agents are typically paid a sales commission and are eligible for bonuses if sales exceed certain preset objectives. We assign our sales agents to an exclusive sales territory. Substantially all of our sales agents agree not to sell competitive products. Typically we can terminate our agreements with sales agents prior to the expiration of our agreements only with “cause,” which includes failure to meet specified periodic sales targets. The few sales agents who are permitted to sell competitive products are terminable at will. We provide our agents with product inventories on consignment for their use in marketing our products and for filling customer orders.

Outside the United States, our surgical products are sold through distributors principally in Europe and Japan. While we previously had a distribution arrangement that covered substantially all of Europe, we terminated our relationship with that European distributor in the fourth quarter of 2000 because, based on the decline in European sales by that distributor, we determined that over time we could develop a more effective European distribution network on a country-by-country basis. In Japan, Senko Medical Trading Co. carries our total joint products and most of our trauma products while the rest of our trauma products are sold by Century Medical, Inc.

To a significant extent, sales of our surgical products depend on the preference of orthopedic surgeons and other sports medicine professionals. We have developed and maintained close contractual relationships with a number of widely recognized orthopedic surgeons who not only assist us with designing our products, but who also assist us in marketing our products. These orthopedic surgeons may give demonstrations utilizing our products, assist in the development of our marketing materials, participate in symposia addressing both clinical and economic aspects of our products, speak about our products at medical seminars, train other surgeons in the use and implantation of our products, and provide us with feedback on the industry’s acceptance of our products. Surgeons who assist us in designing our products are generally compensated with a royalty and may receive stock options under our 1997 Surgeon Advisory Panel Stock Option Plan. Our consulting surgeons may be eligible to receive stock options under that plan and, depending on the particular services provided in support of our products, are paid consulting fees for their services.

Chattanooga Group Division

Our rehabilitation products are currently marketed and sold through a worldwide network of over 6,000 dealers, which are managed by our internal sales people. These dealers sell Chattanooga Group Division products to a variety of healthcare professionals including physical therapists, athletic trainers, chiropractors and sports medicine physicians. Except for distributors outside of the United States, the Chattanooga Group Division does not maintain formal distribution contracts. In addition, no particular distributor accounts for more than 4.6% of Chattanooga Group Division sales. Distributors purchase products from Chattanooga Group Division at discounts ranging from 30% to 50% off the published list price. We maintain an internal marketing and sales support program to support our dealer network. This network is comprised of a group of individuals who provide dealer and end-user training, develop promotional materials, and attend over 30 trade shows each year.

Soft Goods Division

Our Soft Goods Division products are sold primarily to hospitals through third-party distributors. These distributors include large, national third-party medical/surgical distributors such as Cardinal Health, Owens & Minor, Inc., McKesson, the Henry Schein companies and Physician Sales and Service (PSS), regional medical/surgical distributors such as The Burrows Company, Harris Hospital Supply and Professional Hospital Supply, and medical product buying groups. These distributors generally resell the products to hospitals, hospital buying groups, integrated delivery networks, primary care networks and orthopedic physicians for use by patients. In addition, we have entered into national or regional contracts to sell our products to large healthcare providers and group purchasing organizations, such as Consorta, Concentra, Broadlane, MedAssets HSCA, Amerinet, and the

United States government. Under these contracts, we provide discounted pricing to the buying groups and are designated to the members of the particular buying group as an authorized, and sometimes preferred, source for specific products. Because members of these buying groups are not obligated to purchase our products, we expend additional resources to market our products directly to the members of these buying groups. Our Soft Goods Division has limited international sales to distributors in Canada, England, Puerto Rico, France, Portugal and several other countries. We leverage the sales and distribution of our Soft Goods Division products to build brand awareness and strengthen our reputation in markets targeted for the sale of higher priced Surgical Division products.

Manufacturing

We use both in-house manufacturing capabilities and relationships with third-party vendors to supply our products. Generally, we use third-party vendors that have special manufacturing capabilities. In addition, we use third party vendors when we believe it is appropriate based on certain factors, including our in-house capacity, lead time control, and cost control. We believe there are alternate sources for all our vendors and suppliers and believe that adequate capacity exists at our current suppliers to meet all of our anticipated needs.

Surgical Division

Our in-house capacity for our Surgical Division includes computer controlled machine tools, belting, polishing, cleaning, packaging and quality control. We obtained internationally recognized ISO 9001 qualification and the European Community Medical Device Directive “CE” certification for this division in 1996. Our U.S. manufacturing operations also comply with FDA QSR regulations. At present, our in-house machining capacity is used to produce about 75% of our Surgical Division units, and third party manufacturers produce the remainder. The primary raw materials used in the manufacture of our surgical products are cobalt chromium alloy, stainless steel alloys, titanium alloy and ultra high molecular weight polyethylene. All Surgical Division implants and instruments go through in-house quality control, cleaning and packaging operations. Quality control measures begin with an inspection of raw materials and castings prior to use, and pieces are inspected at various intervals in the manufacturing process. As a final step, our products pass through a “clean room” environment designed and maintained to reduce product exposure to particulate matter.

Chattanooga Group Division

Our Chattanooga Group Division manufactures products which account for a majority of that division’s sales in its manufacturing facilities located in Chattanooga, Tennessee. These facilities are capable of utilizing various manufacturing processes, including metal fabrication, coating, electronic assembly, mechanical assembly, wood working, sewing and a variety of others. The manufacturing facilities for our Chattanooga Group Division are ISO 9001 certified. Our U.S. manufacturing operations for rehabilitation equipment products also comply with FDA QSR regulations.

Soft Goods Division

For our Soft Goods Division, we supply all of the raw materials and equipment necessary to make our products and we entered into a contract manufacturing relationship with a third party supplier in Mexico to supply the labor component necessary to assemble and finish our soft goods products. This vendor employs the laborers and manages the assembly process, subject to the supervision of our onsite personnel. We currently have no manufacturing operations in any foreign country other than Mexico. We entered into our agreement with the manufacturer located in Acuna, Mexico, on July 1, 2001. That agreement remains in effect through June 30, 2004, and may be renewed for a term of one to three years by mutual agreement between us and the manufacturer. We pay the manufacturer based on unit production, and we have promised to purchase from the manufacturer a minimum of $506,250 of labor per year.

Intellectual Property

We hold numerous United States and foreign patents covering a wide range of our products. We own a majority of these patents and have licensed rights to the remainder, either on an exclusive or non-exclusive basis. In addition, certain of our issued patents are currently licensed to third parties on a non-exclusive basis. The quantity of intellectual property we own significantly increased as a result of our acquisition of Chattanooga Group, Inc. and our purchase of our Soft Goods Division product lines from Kimberly-Clark Corporation. We have over 50 trademarks registered in the United States, a number of which are also registered in countries around the world, such as China, Japan, Australia, Germany, Switzerland, Austria, and/or other countries in the European Community. We also assert ownership of numerous unregistered trademarks, some of which have been submitted for registration in the United States and foreign countries. In the future, we will apply for such additional patents and trademarks as we deem appropriate. However, we cannot guarantee whether our existing or future patents, if any, will afford adequate protection, whether any existing patent applications will result in issued patents, or whether our patents will be circumvented or invalidated.

Additionally, we seek to protect our non-patented know-how, trade secrets, processes and other proprietary confidential information, through a variety of methods, including having our employees and consultants sign invention assignment agreements and confidentiality agreements and having our independent sales agents and distributors sign confidentiality agreements. However, these methods may not provide us with adequate protection. Because many of our products are regulated, proprietary information created during our development of a new or improved product may have to be disclosed to the FDA or another U.S. or foreign regulatory agency in order to have the lawful right to market such product. Our proprietary information may also become known to, or be independently developed by, our competitors, or our proprietary rights in intellectual property may be challenged, any of which could have a material adverse effect on our business, financial condition and results of operations.

We have distribution rights to certain products that are manufactured by others and hold both exclusive and nonexclusive licenses under third party patents and trade secrets that cover some of our existing products and products under development. As of September 27, 2003, sales from these distribution agreements and licenses represent a small portion of our overall sales. However, if any of the distribution agreements were terminated or if we lost any of these licenses, we would not be able to manufacture or sell related products, which could have an adverse affect on our future business, financial conditions and results of operations.

There can be no assurance that the validity of any of the patents or other intellectual property owned by or licensed to us would be upheld if challenged by others in litigation. Due to these and other risks described previously, we do not rely solely on our patents and other intellectual property to maintain our competitive position. We believe that development of new products and improvement of existing ones is and will continue to be more important than having our products covered by patents in maintaining our competitive position.

Competition

The market for orthopedic products is highly competitive and somewhat fragmented. Some of our competitors, either alone or in conjunction with their respective parent corporate groups, have research and development, sales, marketing and manufacturing capabilities that are greater than ours, which could provide those companies with a competitive advantage over us. Recently, product pricing has become increasingly important as a competitive factor, particularly due to governmental and third-party payors’ adoption of prospective payment systems. Although our management believes that the design and quality of our products compare favorably with those of our competitors, should we be unable to offer products with the latest technological advances at competitive prices, our ability to compete successfully with our competitors could be materially and adversely affected.

Due to our sales history, our history of product development and the experience of our management team, we believe we are capable of effectively competing in the orthopedic market in the future. Further, the comprehensive range of products we offer enables us to reach a diverse customer base and to utilize multiple distribution channels in an attempt to fuel our growth across the orthopedic market. Further, the acquisition of our Soft Goods Division and the Chattanooga Group Division continues to fuel name recognition of our company and our products.

Surgical Division

The market for orthopedic products similar to those produced by our Surgical Division is dominated by a number of large companies, including Biomet, Inc., DePuy, Inc. (a Johnson & Johnson company), Medtronic, Inc., Smith & Nephew plc, Stryker Corporation, and Zimmer Holdings, Inc. Our Surgical Division also faces competition from companies in size similar to ours, such as Wright Medical Technology, Inc. and Exactech, Inc.

Many of our larger competitors offer a wider range of products than those offered by our Surgical Division, and many of their products have the endorsement of leading orthopedic surgeons. Due to recent advances, new technologies and product concepts have been introduced into the orthopedic market at an increasingly rapid rate. Often, new technologies and product concepts are introduced before the previous technologies and concepts have been fully integrated into the orthopedic market. Due to the increasing costs of research and development related to these recent advances, many of our competitors have entered into various agreements and joint ventures with each other, which may allow them to develop innovative products while sharing the research and development costs. As a result, our competitors who enter into such agreements may have a competitive advantage over our Surgical Division. It is the opinion of our management that this evolution in our industry of high technology products will continue for the foreseeable future.

Chattanooga Group Division

The primary competitors of our Chattanooga Group Division in the rehabilitation marketplace are Dynatronics Corporation, Mettler Electronics Corporation, Richmar Corporation, AbilityOne Products Corp., a wholly owned subsidiary of Patterson Dental Company, Enraf-Nonius, and Acorn Engineering.

Soft Goods Division

Competitors of our Soft Goods Division in the soft good products segment of the orthopedic market include DeRoyal Industries, Inc., dj Orthopedics, Inc., and Zimmer Holdings, Inc.

Government Regulation

Our products are subject to rigorous government agency regulation in the United States and certain other countries. In the United States, the FDA regulates the testing, labeling, manufacturing and marketing of medical devices to ensure that medical products distributed in the United States are safe and effective for their intended uses. The FDA also regulates the export of medical devices manufactured in the United States to international markets. Most of our medical devices are subject to such FDA regulation.

Under the Food, Drug and Cosmetic Act, as amended, medical devices are classified into one of three classes depending on the degree of risk imparted to patients by the medical device. Class I devices are those for which safety and effectiveness can be assured by adherence to General Controls, which include compliance with Quality System Regulations (“QSRs”), facility and device registrations and listings, reporting of adverse medical events, and appropriate truthful and non-misleading labeling, advertising and promotional materials. Some Class I devices also require pre-market review and clearance by the FDA through the 510(k) Pre-market Notification process described below. Class II devices are subject to General Controls, as well as pre-market demonstration of adherence to certain performance standards or other special controls as specified by the FDA. Pre-market review and clearance by the FDA is accomplished through the 510(k) Pre-market Notification procedure. In the 510(k) Pre-market Notification procedure, the manufacturer submits appropriate information to the FDA in a Pre-market Notification submission. If the FDA determines that the device is “substantially equivalent” to a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or to another similar commercially available device subsequently cleared through the 510(k) Pre-market Notification process, it will grant clearance to commercially market the device. It generally takes three to six months from the date of submission to obtain clearance of a 510(k) Pre-market Notification submission, but the process may take longer. If the FDA determines that the device, or its “labeled” intended use, is not “substantially equivalent,” the FDA will automatically place the device into Class III.

A Class III product is a product that has a wholly new intended use or is based on advances in technology for which the device’s safety and effectiveness cannot be assured solely by the General Controls, performance standards and special controls applied to Class I and II devices. These devices often require formal clinical investigation studies to assess their safety and effectiveness. A Pre-Market Approval (“PMA”) from the FDA is required before the manufacturer of a Class III product can proceed in marketing the product. The PMA process is much more extensive than the 510(k) Pre-market Notification process. In order to obtain a PMA, Class III devices, or a particular intended use of any such device, must generally undergo clinical trials pursuant to an application submitted by the manufacturer for an Investigational Device Exemption (“IDE”). An IDE allows the investigational device to be used in a clinical study in order to collect safety and effectiveness data required to support a PMA application or a 510(k) Pre-market Notification submission to the FDA. Only a small percentage of 510(k)’s require clinical data to support the application. Investigational use also includes clinical evaluation of certain modifications or new intended uses of legally marketed devices. All clinical evaluations of investigational devices, unless exempt, must have an approved IDE before the study is initiated. An approved IDE permits a device to be shipped lawfully for the purpose of conducting investigations of the device without complying with other requirements of the Food, Drug and Cosmetic Act that would apply to devices in commercial distribution.

When a manufacturer believes that sufficient pre-clinical and clinical data have been generated to substantiate the safety and efficacy of the new device or new intended use, it may submit a PMA application to the FDA. An FDA review of a PMA application generally takes one to two years from the date the PMA application is accepted for filing, but the process may take significantly longer. In approving a PMA application, the FDA may also require some form of post-market surveillance whereby the manufacturer follows certain patient groups for a number of years, making periodic reports to the FDA on the clinical status of those patients. This helps to ensure that the long-term safety and effectiveness of the device are adequately monitored for adverse events. Most pre-amendment devices (those marketed prior to the enactment of the Medical Device Amendment of 1976) are, in general, exempt from such PMA requirements, as are Class I and Class II devices.

Our products include both pre-amendment and post-amendment Class I, II and III medical devices. All currently marketed devices hold the relevant exemptions or pre-market clearances or approvals, as appropriate, required under federal medical device law.

Our manufacturing processes are also required to comply with QSR regulations that cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging and shipping of our products. Further, our facilities, records and manufacturing processes are subject to periodic unscheduled inspections by the FDA or other agencies. Failure to comply with applicable U.S. medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspensions of production, refusal of the FDA to grant future pre-market clearances or approvals, withdrawals or suspensions of current clearances or approvals and criminal prosecution. Currently, we have no adverse regulatory compliance issues or actions pending with the FDA, and no FDA QSR audits conducted at our facilities have resulted in any adverse compliance enforcement actions.

We must obtain export certificates from the FDA before we can export certain of our products and are subject to regulations in many of the foreign countries in which we sell our products. These include product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. Many of the regulations applicable to our devices and products in such countries are similar to those of the FDA. The national health or social security organizations of certain countries require our products to be qualified before they can be marketed in those countries. To date, we have not experienced any difficulty in complying with these regulations. We have also implemented policies and procedures allowing us to position ourselves for the changing international regulatory environment. The ISO 9000 series of standards has been developed as an internationally recognized set of guidelines that are aimed at ensuring the design and manufacture of quality products. A company that passes an ISO audit and obtains ISO registration becomes internationally recognized as well run and functioning under a competent quality system. In certain foreign markets, it may be necessary or advantageous to obtain ISO 9000 series certification, which is in some ways analogous to compliance with the FDA’s QSR requirements. The European Community promulgated rules requiring medical products to receive a CE mark by mid-1998. A CE mark is an international symbol of adherence to certain standards and compliance with applicable European medical device requirements. ISO 9000 series certification is one of the prerequisites for CE marking for most of our products. ISO 9001 is the highest level of ISO certification, covering both the quality system for manufacturing, as well as the quality system for product design controls. We have received an ISO 9001 certification and “CE” certification for our Surgical Division products and our Chattanooga Group Division products. In 2002 the ISO 9001 standard was revised. This scheduled five year revision was mandated by the ISO committee. These revisions became final in July 2003 and are now the universally accepted Quality System standard for medical devices. There is a three-year transition period from the time these new provisions became final. The deadline is mid-year 2006.

Certain provisions of the Social Security Act, commonly known as the “Medicare Fraud and Abuse Statute,” prohibit entities, such as ours, from offering, paying, soliciting or receiving any form of remuneration in return for the referral of Medicare or state health program patients or patient care opportunities, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered by Medicare or state health programs. Violation of this statute is a felony, punishable by fines of up to $25,000 per violation and imprisonment of up to five years. In addition, the U.S. Department of Health and Human Services may impose civil penalties excluding violators from participation in Medicare or state health programs. Many states have adopted similar prohibitions against payments intended to induce referrals of Medicaid and other third-party payor patients.

Subject to certain exemptions, federal physician self-referral legislation prohibits a physician or a member of his immediate family from referring Medicare or Medicaid patients to an entity providing “designated health services” in which the physician has an ownership or investment interest, or with which the physician has entered into a compensation arrangement. Penalties for violations include a prohibition on payment by these government programs and civil penalties of as much as $15,000 for each referral in violation of the statute and $100,000 for participation in a “circumvention scheme.”

Employees

As of September 27, 2003, we had approximately 437 employees. Our workforce is not unionized. We have not experienced any strikes or work stoppages, and our management considers our relationship with our employees to be good.

Properties

We own two pieces of real property in Chattanooga, Tennessee. These include a 160,000 square foot facility which houses the headquarters and principal manufacturing operations of the Chattanooga Group Division, as well as a 60,000 square foot building that houses additional manufacturing operations for the Chattanooga Group Division.

We lease an approximately 70,000 square foot facility in Austin, Texas for our corporate headquarters, manufacturing facilities and warehouse for our Surgical Division and Soft Goods Division business operations. The lease term, which commenced on April 1, 1997, is for a period of ten years, and we have an option to renew the lease for an additional term of five years. Our monthly lease payments are approximately $41,000 for an annual lease payment of approximately $492,000, exclusive of our share of applicable common area maintenance, property taxes and public utility charges, which collectively are approximately $10,000 per month.

Legal Proceedings

From time to time, we are plaintiffs or defendants in various litigation matters in the ordinary course of business, some of which involve claims for damages that are substantial in amount. We believe that the disposition of claims currently pending will not have a material adverse effect on our financial position or results of operations. With respect to the matters discussed below, although we are currently unable to predict the outcome, we do not believe the disposition of these matters will have a material adverse effect on our financial position or results of operations.

In the fall of 2001, we began a number of legal proceedings against Akthea S.A.R.L. (“Akthea”), our former Surgical Division product distributor in France. The nature of the claims revolve around monies that were not paid to us by Akthea in connection with the distribution agreement and lease agreement that were entered into by the parties. We filed a complaint on November 29, 2001 in the United States District Court in Texas related to the lease agreement issues. We also filed a request for arbitration in London (the city specified as the site for arbitration proceedings under the distribution agreement) on November 30, 2001 with the International Chamber of Commerce Court of Arbitration in Paris related to the distribution agreement issues. On February 25, 2002, we were awarded a default judgment against Akthea in the United States District Court case in the amount of $377,000. With respect to the distribution agreement issues, our request for arbitration sought monies owed under the distribution agreement and an injunction prohibiting Akthea from initiating additional actions similar to those described in the paragraph below. The arbitration panel selected by the parties and the International Chamber of Commerce Court of Arbitration held several hearings and issued a preliminary ruling finding that the International Chamber of Commerce Court of Arbitration has jurisdiction and granted us damages for Akthea’s breach of the payment provisions of the distribution agreement. On July 21, 2003, the arbitration panel issued its final ruling granting our claim for other costs as well as injunctive relief barring Akthea from bringing claims in French courts related to a breach of the distribution agreement.

In 2002, Akthea initiated two civil proceedings in Nanterre, France against us, and against Endo Plus France S.A.R.L., Plus Endoprothetik AG and Plus Endoprothetik GmbH (collectively, “Plus”). Additionally, Akthea requested that the responsible French regulatory authority institute criminal proceedings against us based on Akthea’s claims that our implant products are combined with other products and such combination does not comply with the French public health codes. The French authorities declined to act on Akthea’s request to pursue a criminal investigation. The two civil cases have been stayed in favor of the arbitration already commenced between the parties, and we have been awarded costs in obtaining these stays. Akthea has appealed the imposition of the stays of the two French civil cases.

We are the subject of a Department of Commerce investigation of Chattanooga Group, Inc.’s export practices with respect to unlawfully trading with an embargoed country, and unlawfully preparing export documentation. The Department of Commerce investigation commenced prior to our February 2002 acquisition of Chattanooga Group, Inc. To the extent we incur monetary fines, costs and legal expenses related to the Department of Commerce investigation, the sellers from whom we purchased the capital stock of Chattanooga Group, Inc. have agreed to indemnify us and to pay all reasonable costs, expenses, settlements and fines in excess of the $176,000, which, as of September 27, 2003, was the remaining amount of what was accrued as a liability on Chattanooga Group Inc.’s financial statements as of the date of the acquisition up to a maximum of $5.0 million. With respect to the legal expenses, the sellers are only obligated to indemnify and reimburse us for the legal expenses of the law firm currently handling the investigation or any other law firm of their choice. If upon final determination or settlement of the Department of Commerce investigation we ultimately incur total expenses or fines in an amount less than the approximately $176,000 accrual, we shall owe the sellers the remainder of the accrual. When we acquired Chattanooga Group, Inc., $2.5 million of the sellers’ sale proceeds were placed in escrow to satisfy the sellers’ indemnity obligations to us, and currently in accordance with the terms of the purchase agreement $600,000 remains in escrow through February 8, 2005 for such purpose. In addition, we, as a successor in interest to Chattanooga Group, Inc., and our officers and employees might be subject to any criminal charges which could be commenced as a result of this investigation. The Department of Commerce also may revoke our export licenses or otherwise restrict our ability to export our products.

The manufacturing and marketing of orthopedic devices and related products involves the risk of product liability. From time to time, we have been and currently we are subject to product liability claims and litigation. In the future, we may be subject to additional product liability claims, which could have a negative impact on our business. Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we might incur. If a product liability claim or series of claims is brought against us for uninsured liabilities, or for an amount of damages in excess of our insurance coverage, our business could suffer. In addition, as a result of a product liability claim, we may have to recall some of our products, which could result in significant costs to us. We currently carry product liability insurance in an amount of $20 million, a level which we believe to be adequate. However, there is no assurance that such coverage can continue to be carried at a reasonable premium or that $20 million in coverage will be adequate for any future product liability we may face.

MANAGEMENT

The following table sets forth information concerning our directors and executive officers, including their ages, as of December 10, 2003:

Name	Age	Position
Kenneth W. Davidson	56	Chairman of the Board, Chief Executive Officer
Paul D. Chapman	45	President and Chief Operating Officer
Jack F. Cahill	54	Executive Vice President, President—Surgical Division
August B. Faske	51	Executive Vice President—Chief Financial Officer
Scott A. Klosterman	45	Executive Vice President, President—Chattanooga Group Division
Dr. Craig L. Smith	60	Chief Scientific Officer
Kathy Wiederkehr	49	Executive Vice President—Human Resources
Harry L. Zimmerman	48	Executive Vice President—General Counsel and Secretary
Dr. John H. Abeles	58	Director
Alastair J. T. Clemow(3)	52	Director
Jay M. Haft(1)(3)	69	Director
Joel S. Kanter(1)(2)(3)	47	Director
Dr. Richard O. Martin(2)	63	Director
Karen R. Osar(1)(3)	54	Director
Zubeen Shroff(2)	38	Director
Bruce F. Wesson	61	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating/corporate governance committee.

Kenneth W. Davidson has served as our Chief Executive Officer since October 2000 and as Chairman of our Board of Directors since February 2001. Mr. Davidson also served as our President from October 2000 to May 2003. Mr. Davidson has served as a member of our Board of Directors since March 1997. Mr. Davidson served as Chairman, President and CEO of Maxxim Medical, Inc., a publicly-held medical supply company from 1986 to July 2000. Previously, Mr. Davidson held various positions with Intermedics, Inc., a pacemaker equipment manufacturer, Baxter Laboratories, a publicly-held health-care product and service company, and Merck & Co., a publicly-held human and animal health product company. Mr. Davidson holds a B.S. in Biology and Chemistry from Laurentian University.

Paul D. Chapman has served as our President and Chief Operating Officer since May 2003. Previously Mr. Chapman served as our Executive Vice President and as President of the Chattanooga Group Division, a position he accepted in February 2002 upon our acquisition of Chattanooga Group, Inc. Mr. Chapman joined Chattanooga Group, Inc. in 1994 as President and Chief Operating Officer. In 1995, Mr. Chapman was elected Chief Executive Officer. Prior to joining Chattanooga Group, Inc., Mr. Chapman was employed by Stryker Corporation. During his six years at Stryker, Mr. Chapman held a variety of positions including Vice President and General Manager, Patient Care Division, Vice President of Marketing and New Business Development, Vice President of Sales, Medical Division and Vice President of Operations, Medical Division. Mr. Chapman holds a B.S. in Business Administration from Pepperdine University.

Jack F. Cahill has served as our Executive Vice President and President—Surgical Division since March 2002. Mr. Cahill began his employment with us in January 2001 and served as Executive Vice President—Sales and Marketing. Mr. Cahill has almost 20 years of prior experience with Johnson & Johnson in a variety of sales and marketing positions, including Director of Marketing for Johnson & Johnson Medical, Inc., Director of Sales for the Medical Specialties Division of Johnson & Johnson Medical, Inc., and Director of Sales and Marketing

for the Sterile Design Division of Johnson & Johnson Medical, Inc. In addition, Mr. Cahill had over seven years of experience with Maxxim Medical, Inc. Mr. Cahill has a B.A. in Economics from Westminster College.

August B. Faske has served as our Executive Vice President and Chief Financial Officer since April 1992 and has a total of 27 years experience in finance and accounting. Prior to joining our company, Mr. Faske served from 1988 to 1992 as Vice President—Finance and Controller for Intermedics Orthopedics, Inc., an orthopedic implant manufacturer. Mr. Faske is a Certified Public Accountant and is a member of the Texas Society of Certified Public Accountants and the American Institute of Certified Public Accountants. He has a B.B.A. in Accounting from Southwest Texas State University.

Scott A. Klosterman has served as our Executive Vice President and President—Chattanooga Group Division since June 2003. From February 2002 until June 2003 Mr. Klosterman served as Vice President of Finance of the Chattanooga Group Division, a position he accepted in February 2002 upon our acquisition of Chattanooga Group, Inc. Mr. Klosterman joined the Chattanooga Group, Inc. in 1994 and served in a variety of positions including Chief Financial Officer, Chief Operating Officer, Secretary and Treasurer. Mr. Klosterman holds a B.S. in Accounting from the University of Delaware.

Dr. Craig L. Smith has served as our Chief Scientific Officer since March 2002. Dr. Smith was one of the founders of Encore Orthopedics, Inc. and served as our President through October 2000. Dr. Smith has over 20 years of experience in the medical device industry and served as a director of our company from March 1997 through March 2002, when he resigned in connection with the change in his responsibilities to Chief Scientific Officer. Dr. Smith originally joined Encore Orthopedics, Inc. in 1992. Dr. Smith served as a director of Encore Orthopedics, Inc. from 1992 through 1997. Prior to joining Encore Orthopedics, Inc., Dr. Smith served as Vice President—Research and Development for Intermedics Orthopedics, Inc. Dr. Smith has a B.S. in Metallurgical Engineering from the University of Washington and a Ph.D. in Materials Science from Carnegie Mellon University.

Kathy Wiederkehr has served as our Executive Vice President—Human Resources from January 2001 to present. Ms. Wiederkehr served as our Director of Human Resources from 1995 through 1998 and served as our Vice President—Human Resources from 1998 to 2001. Mrs. Wiederkehr has over 20 years experience in human resources. Mrs. Wiederkehr has a B.B.A. (with honors) in Marketing and an M.B.A. (with honors) from the University of Texas at Austin.

Harry L. Zimmerman has served as our Executive Vice President—General Counsel since October 2002 and served as Vice President—General Counsel from April 1994 until October 2002 after twelve years of experience in the private practice of corporate, real estate and tax law. From 1992 to 1994, Mr. Zimmerman was associated with the law firm of Winstead Sechrest & Minick P.C., a law firm based in Texas, in the corporate, tax and real estate practices of the firm’s Austin office. Mr. Zimmerman is also licensed as a Certified Public Accountant. He has a B.S. (with honors) in Economics from the Wharton School of the University of Pennsylvania and a J.D. (with honors) from the University of Texas School of Law.

Dr. John H. Abeles has served as a director of our company since March 1997. Since 1980, Dr. Abeles has been President of MedVest Inc., which has provided consulting services to, and has been active in the founding and financing of, emerging companies, principally in the healthcare industry. Dr. Abeles is currently a member of the board of directors of Oryx Technology Corporation, a publicly-held company engaged in technology licensing and investment and management services, DUSA Pharmaceuticals, Inc., a publicly-held pharmaceutical company, Molecular Diagnostics, Inc., a publicly-held company which develops cancer screening systems and I-Flow Corporation, a publicly-held drug delivery technology company. Dr. Abeles earned B.S., M.B. and Ch.B. degrees from the University of Birmingham in England.

Alastair J. T. Clemow has served as a director of our company since June 2003. From July 2000 to present, Mr. Clemow has served as the principal of Tanton Technologies, an independent consulting company providing strategic and technical assessment of new medical device opportunities for large, mid-cap and early stage development companies. Since January 2003, Mr. Clemow has served as the President and CEO of Gelifex, Inc., a medical device company. From 1994 to June 2000, Mr. Clemow served at Johnson & Johnson in a variety of positions, including Vice President of Worldwide Business Development and Director of Research and Development for Johnson & Johnson Professional, Inc. and Johnson & Johnson Orthopedics. Mr. Clemow holds an M.B.A. in Finance from Columbia University and a Ph.D. and B.S. in Metallurgy from the University of Surrey in Guilford, England.

Jay M. Haft has served as a director of our company since March 1997. Mr. Haft is currently of counsel to the law firm Reed Smith Crosby Heafey LLP. From 1989 to 1994, Mr. Haft was a senior corporate partner of the law firm Parker Duryee Rosoff & Haft, in New York, New York and from 1995 to 2001, Mr. Haft was of counsel to Parker Duryee Rosoff & Hart. Prior to joining Parker Duryee Rosoff & Haft, Mr. Haft was a founding partner of Wofsey, Certilman, Haft et al. Mr. Haft is currently a member of the board of directors of Oryx Technology Corporation, a publicly-held company engaged in technology licensing and investment and management services, DUSA Pharmaceuticals, Inc., a publicly-held pharmaceutical company, and DCAP Group, Inc., a publicly-held chain of independent storefront insurance agencies. Mr. Haft has served as a member of the Florida Commission for Government Accountability to the People and is a trustee of Florida International University Foundation as well as a member of the Advisory Board of the Wolfsonion Museum. Mr. Haft earned both his B.A. and J.D. degrees from Yale University.

Joel S. Kanter has served as a director of our company since March 1997. Since 1986, Mr. Kanter has served as President of Windy City, Inc., a privately-held investment company specializing in early stage venture capital. From 1993 through 1999, Mr. Kanter was also President and a Director of Walnut Financial Services, Inc., a venture capital and financial services firm listed on the Nasdaq National Market. Mr. Kanter currently serves as a director of I-Flow Corporation, a publicly-held drug delivery technology company, Magna-Labs, Inc., a development stage cardiac imaging company and LOGIC Devices, Inc., a company that develops and markets digital integrated circuits. Mr. Kanter earned a B.A. from Tulane University.

Dr. Richard O. Martin has served as a director of our company since February 1996. Dr. Martin retired in October 2001 as President of Medtronic Physio-Control, a position he held after the merger of Physio-Control International Corporation and Medtronic in 1998. From 1991 to 1998, Dr. Martin served as Chairman and Chief Executive Officer of Physio-Control. Prior to joining Physio-Control, Dr. Martin held a variety of positions culminating as President and Chief Operating Officer of Intermedics, Inc. of Angelton, Texas. Dr. Martin has also served as President and Chief Operating Officer of Positron Corporation of Houston, Texas, a publicly-held advanced medical imaging device company. Dr. Martin is the past National Chairman of the AeA, the nation’s largest trade association representing the high-tech industry. Dr. Martin is also past Chairman of the American Heart Association’s Northwest Affiliate. Dr. Martin also serves on the Board of Directors of Esophyx, Inc., CardioDynamics, Inc., Cardiac Dimensions, Inc., Pathway Medical Technologies, Inc., and Inovise Medical, Inc. Dr. Martin holds a B.S. in Electrical Engineering from Christian Brothers College, an M.S. in Electrical Engineering from Notre Dame University and a Ph.D. in Electrical/Biomedical Engineering from Duke University.

Karen R. Osar has served as a director of our company since September 2003. Ms. Osar was most recently the Senior Vice President and Chief Financial Officer of MeadWestvaco Corporation, a manufacturing company. From 1999 to 2002, Ms. Osar served as Senior Vice President and Chief Financial Officer of Westvaco Corporation, a packaging, paper and specialty chemicals company, and from 1994 to 1999, she held the position of Vice President and Treasurer of Tenneco, Inc. Ms. Osar began her career at J.P. Morgan Company where she held positions of increasing rank, including Managing Director of the Investment Banking Group. Ms. Osar currently serves as a director of Allergan, Inc., a specialty pharmaceutical company, and BNY Hamilton Funds, Inc., a mutual fund family advised by The Bank of New York. Ms. Osar earned a B.A. in Latin American Studies from Smith College and an M.B.A. from Columbia University.

Zubeen Shroff has served as a director of our company since June 2001. Mr. Shroff has been a general partner of Galen Associates, a healthcare-focused private equity investment fund since 1998. Mr. Shroff joined

Galen Associates in 1997 from The Wilkerson Group, a provider of management consulting services to the health care products and services industry, where Mr. Shroff was a principal/consultant from 1992 to 1996. Mr. Shroff currently serves on the boards of Halsey Drug Co., Inc., a publicly-held drug company, Cognia, Inc., Cortek, Inc., and AmericasDoctor, Inc., a pharmaceutical services company. Mr. Shroff earned a B.A. in Biological Science from Boston University and an M.B.A. degree from the Wharton School at the University of Pennsylvania.

Bruce F. Wesson has served as a director of our company since June 2001. Mr. Wesson has been a general partner of Galen Associates since 1990. Prior to his association with Galen, Mr. Wesson served as a managing director in the Corporate Finance Division of Smith Barney from 1967 to 1990. Mr. Wesson is chairman of QMed, Inc., a publicly-held company focusing on cardiovascular disease management, and currently serves as a director for Crompton Corporation, a publicly-held company which manufactures and sells polymer processing equipment, Halsey Drug Co., Inc. and several privately-held companies. Mr. Wesson earned a B.A. from Colgate University and has an M.B.A. from Columbia University.

Board of Directors

Our Board of Directors is currently comprised of nine members. Seven of the nine directors are divided into three classes as follows: Drs. Abeles and Martin are Class A Directors, Messrs. Davidson and Haft and Ms. Osar are Class B Directors and Messrs. Kanter and Clemow are Class C Directors. The members of each class serve for a staggered three-year term to succeed the directors of the same class whose terms are expiring. The current terms of the Class A Directors, Class B Directors and Class C Directors will expire at the annual meetings of stockholders to be held in 2004, 2005 and 2006, respectively. The remaining two directors, Messrs. Shroff and Wesson, were elected to one year terms by the Series A Preferred Shareholders in May 2003. Following the completion of the August 2003 offering, all of the shares of Series A Preferred Stock converted into shares of our common stock, and the former shareholders of Series A Preferred Stock will now vote their shares in the same manner as the holders of our common stock and will not be able to designate directors to fill the slots currently being held by Messrs. Shroff and Wesson.

RELATED PARTY TRANSACTIONS

At our September 3, 2003 Board meeting our directors approved, and effective November 18, 2003, we entered into, a Consulting Agreement with Galen Advisors LLC (“Galen Advisors”) whereby Galen Advisors has agreed to assist us in identifying, negotiating and consummating strategic acquisitions. Under the terms of this Consulting Agreement, we have agreed to pay Galen Advisors a one-time fee in the amount of $1 million immediately following the closing, if any, of one or more merger or acquisition transactions following the date of the Consulting Agreement as a result of which we shall have consummated transactions with a purchase price (including the value of any debt assumed) equal to or in excess of $25 million in the aggregate. The Consulting Agreement shall terminate upon the earlier of the payment by us of the fee or November 18, 2005.

Galen Advisors is an affiliate of the Galen Entities, which beneficially owned an aggregate of approximately 34.3% of our outstanding stock as of October 20, 2003. Each of the three Galen Entities is a selling stockholder in this offering, and upon consummation of this offering will beneficially own an aggregate of approximately 26.1% (or approximately 23.6% assuming the underwriters exercise their over-allotment option in full) of our outstanding common stock. Zubeen Shroff and Bruce F. Wesson, two of our directors, are managing members of the general partner of Galen Partners III, L.P. and Galen Partners International III, L.P. In addition, Mr. Wesson is the president and sole stockholder of the general partner of Galen Employee Fund III, L.P. and a member of Galen Advisors.

PRINCIPAL STOCKHOLDERS

The table below sets forth information regarding the beneficial ownership of our common stock as of October 20, 2003 by:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	assuming no exercise by the underwriters of their over-allotment option.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percentage Ownership(3)	Percent After Completion of Offering(4)
Galen Partners III, L.P.(5)	11,678,820	31.4%	23.8%

Kenneth W. Davidson(6)	814,100	2.2	1.7

Dr. Craig L. Smith	276,031	*	*

Harry L. Zimmerman	256,750	*	*

August B. Faske	271,442	*	*

Jack F. Cahill	130,500	*	*

Alastair Clemow	0	N/A	N/A

Paul D. Chapman(7)	12,500	*	*

Dr. John H. Abeles(8)	449,931	1.2	*

Jay M. Haft	181,255	*	*

Joel S. Kanter(9)	305,000	*	*

Scott Klosterman	0	N/A	N/A

Dr. Richard O. Martin(10)	83,883	*	*

Karen Osar	0	N/A	N/A

Bruce F. Wesson(11)	12,920,659	34.7	26.4

Zubeen Shroff(12)	12,799,167	34.3	26.1

All directors and executive officers as a group (16 persons)	15,406,505	41.0	33.5

*	Represents less than 1% of our outstanding common stock.
(1)	The address of each director or executive officer (and any related persons or entities) is c/o Encore Medical Corporation at its principal office, 9800 Metric Blvd., Austin, Texas 78758.
(2)	The number of shares of common stock beneficially owned includes the number of shares underlying options and warrants that were exercisable within 60 days from October 20, 2003. Unless otherwise indicated, the stockholders identified in this table have sole voting and investment power with respect to the shares beneficially owned by them.
(3)	The number of shares outstanding used in calculating the percentage for each person, group or entity listed includes the number of shares underlying options and warrants held by such person or group that were exercisable within 60 days from October 20, 2003, but excludes shares of stock underlying options and warrants held by any other person.

(4)	Assumes all 6,000,000 shares offered by us and 2,500,000 shares offered by the selling stockholders under this prospectus supplement are sold and the underwriters do not exercise their right to purchase additional shares from the selling stockholders.
(5)	The address of Galen Partners III, L.P. is 610 Fifth Avenue, New York, New York 10020. Consists of 11,176,691 shares of common stock and 502,129 shares of common stock underlying warrants exercisable within 60 days from October 20, 2003. Does not include (i) the 46,189 shares of common stock or (ii) the 2,076 shares of common stock underlying warrants exercisable within 60 days from October 20, 2003, beneficially owned by Galen Employee Fund III, L.P., the beneficial ownership of which is disclaimed by this person. Also, does not include (i) the 1,011,633 shares of common stock or (ii) the 45,449 shares of common stock underlying warrants exercisable within 60 days from October 20, 2003 beneficially owned by Galen Partners International III, L.P., the beneficial ownership of which is disclaimed by this person. Under the terms of our agreement with CapitalSource, we exercised our right to prepay without penalty $6 million in principal we owed to this lender. As a result of this prepayment, on August 14, 2003, an affiliate of CapitalSource conveyed to the Galen Entities warrants to purchase for $.01 per share 549,654 shares of our common stock as compensation for the Galen Entities providing Encore with credit support, pursuant to an agreement entered into by and among CapitalSource, its affiliate and the Galen Entities on February 8, 2002.
(6)	Of the shares attributed to Mr. Davidson, 135,502 shares are held by a trust for the benefit of Mr. Davidson’s children, of which Mr. Davidson is co-trustee.
(7)	Consists of 12,500 shares of common stock underlying options exercisable within 60 days of October 20, 2003.
(8)	Consists of 394,931 shares of common stock and 55,000 shares of common stock underlying options exercisable within 60 days from October 20, 2003. Of the shares attributed to Dr. Abeles, all of the outstanding shares of common stock listed are owned by Northlea Partners, Ltd., a limited partnership of which Dr. Abeles is the general partner and the Abeles Family Trust is the sole limited partner. Dr. Abeles has sole voting and investment power with respect to such shares.
(9)	Consists of 250,000 shares of outstanding common stock and 55,000 shares of common stock underlying options exercisable within 60 days of October 20, 2003. Of the shares attributed to Mr. Kanter, 50,000 shares of common stock are owned by Windy City, Inc. and 200,000 shares of common stock are beneficially owned by the Kanter Family Foundation, a charitable not-for-profit corporation. Mr. Kanter is the President and a member of the Board of Directors for both Windy City, Inc. and the Kanter Family Foundation and has sole voting and investment control over said securities. Mr. Kanter disclaims any and all beneficial ownership of securities owned by either Windy City, Inc. or the Kanter Family Foundation.
(10)	Consists of 28,883 shares of outstanding common stock and 55,000 shares of common stock underlying options exercisable within 60 days of October 20, 2003.
(11)	Of the shares attributed to Mr. Wesson, all but 136,492 of the shares listed are beneficially owned by the Galen Entities, of which he is the managing member or sole stockholder of the respective general partners of the Galen Entities. Mr. Wesson does not have sole voting or investment power with respect to the shares owned by the Galen Entities, and Mr. Wesson disclaims beneficial ownership of these shares except to the extent of each of his pecuniary interest therein. Includes 63,492 shares held by Galen Advisors, LLC of which Mr. Wesson is a member. Mr. Wesson does not have sole voting or investment power with respect to such shares and Mr. Wesson disclaims beneficial ownership of these shares except to the extent of his pecuniary interests therein. It also includes 15,000 shares of common stock underlying options that are exercisable within 60 days from October 20, 2003. Does not include 17,500 shares held in a trust of which Mr. Wesson’s spouse is a co-trustee. Mr. Wesson disclaims beneficial ownership of these shares.
(12)	Of the shares attributed to Mr. Shroff, all but 15,000 of the shares listed are beneficially owned by the Galen Entities, of which he is the managing member of the general partner of two of the Galen Entities that control the general partner of the Galen Entities. Mr. Shroff does not have sole voting or investment power with respect to the shares owned by the Galen Entities, and Mr. Shroff disclaims beneficial ownership of these shares except to the extent of each of his pecuniary interest therein. Includes 15,000 shares of common stock underlying options that are exercisable within 60 days from October 20, 2003.

SELLING STOCKHOLDERS

The table below presents information as of October 20, 2003 regarding the selling stockholders and the shares that the selling stockholders may offer and sell under this prospectus supplement. Such information has been provided to us by the selling stockholders for use in this prospectus supplement. More specifically, the following table sets forth as to the selling stockholders: the number and percent of shares of our common stock that the selling stockholders beneficially owned prior to this offering; the number of shares of our common stock to be offered for sale by the selling stockholders under this prospectus supplement; and the number and percent of shares of our common stock to be held by the selling stockholders after this offering, assuming all of the shares offered under this prospectus supplement by the selling stockholders are sold and that the selling stockholders do not acquire any other shares of our common stock prior to the termination of this offering. For more detailed information regarding the beneficial ownership of the shares reflected in this table, see “Selling Stockholders” on page 20 of the accompanying prospectus.

Name of Selling Stockholder	Shares Beneficially Owned as of October 20, 2003(1)		Shares Being Offered	Shares Beneficially Owned After this Offering(2)
	Number	Percent		Number	Percent
Galen Partners III, L.P.	11,678,820	31.4%	1,506,216	10,172,604	23.8%

Galen Partners International III, L.P.	1,057,082	2.9	136,332	920,750	2.2

Galen Employee Fund III, L.P.	48,265	*	6,225	42,040	*

CF Holdings, Ltd.	1,303,164	3.5	160,528	1,142,636	2.7

Nicholas Cindrich	1,375,872	3.7	6,429	1,369,443	3.2

Ivy Orthopedics Partners, LLC	1,022,283	2.8	137,767	884,516	2.1

CapitalSource Holdings LLC	1,646,663	4.5	221,911	1,424,752	3.3

Kenneth W. Davidson, Chairman of the Board, CEO	814,100	2.2	109,711	704,389	1.6

Northlea Partners, Ltd.	394,931	1.2	53,222	341,709	*

Dr. Craig L. Smith, Chief Scientific Officer	276,031	*	37,199	238,832	*

August B. Faske, Executive Vice President, Chief Financial Officer	271,442	*	36,581	234,861	*

Harry L. Zimmerman, Executive Vice President, General Counsel, Secretary	256,750	*	34,601	222,149	*

Jack F. Cahill, Executive Vice President, President—Surgical Division	130,500	*	17,654	112,846	*

Kathy Wiederkehr, Executive Vice President—Human Resources	51,211	*	6,901	44,310	*

Jay M. Haft, Director	181,255	*	17,015	164,240	*

Dr. Richard O. Martin, Director	83,883	*	3,892	79,991	*

Bruce F. Wesson, Director	12,920,659	34.7	7,816	11,270,295	26.4

*	Represents less than 1% of our outstanding common stock.
(1)	The amounts included in this column do not include any shares underlying options or warrants held by the selling stockholders that are not exercisable within 60 days of October 20, 2003.
(2)	Assumes all shares offered hereby are sold and no additional shares are acquired or otherwise become beneficially owned by the selling stockholders.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us and the selling stockholders the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions, as set forth on the cover page of the prospectus supplement as follows:

Name	Number of Shares
SG Cowen Securities Corporation	5,005,000
First Albany Capital Inc.	2,695,000
EarlyBirdCapital Inc.	200,000
Merriman Curhan Ford & Co.	200,000
Sanders Morris Harris	200,000
Maxim Securities, Inc.	200,000

Total	8,500,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us and the selling stockholders (other than those covered by the over-allotment option described below) if any shares are purchased.

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of the prospectus supplement. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $0.225 per share. Securities dealers may reallow a concession not in excess of $0.100 per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

The Galen Entities, CapitalSource and Ivy Orthopedics Partners, LLC have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 1,275,000 additional shares of common stock at the public offering price set forth on the cover page of the prospectus supplement less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the common stock offered hereby. We will not receive any of the proceeds from the sale of any shares of common stock sold pursuant to the over-allotment option. If the over-allotment option is exercised in full, the underwriters will purchase 1,046,670 additional shares of common stock from the Galen Entities, 140,873 additional shares of common stock from CapitalSource and 87,457 additional shares of common stock from Ivy Orthopedics Partners, LLC. In the event the over-allotment is exercised in part, each such entity shall sell additional shares of common stock to the underwriters in approximately the same proportion as the number of shares of common stock being sold by such entity in the offering (not including any shares of common stock being sold pursuant to the overallotment option) bears to the number of shares of common stock being sold by all of such entities in the offering (not including any shares of common stock being sold pursuant to the over-allotment option). The underwriters will purchase any additional shares of common stock from such entities in approximately the same proportion as shown in the table above.

The following table summarizes the compensation to be paid to the underwriters by us and the selling stockholders and the proceeds, before expenses, payable to us and the selling stockholders:

	Per Share	Total
		Without Exercise of Over-Allotment	With Full Exercise of Over-Allotment
Public Offering Price	$6.250	$53,125,000	$61,093,750
Underwriting Discount	0.375	3,187,500	3,665,625
Proceeds before expenses, to us	5.875	35,250,000	35,250,000
Proceeds before expenses, to Selling Stockholders	5.875	14,687,500	22,178,125

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $750,000.

We and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

Other than with respect to up to 3,775,000 shares (including the 1,275,000 shares subject to the over-allotment option) to be sold by certain of the selling stockholders pursuant to this offering, we, our directors, executive officers and the selling stockholders have agreed with the underwriters (or pursuant to agreements with us) that, for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for shares of common stock. In addition, so long as the transferee agrees to be bound by the terms of the lock-up agreement, a director, executive officer or selling stockholder may transfer his or her securities by gift, for estate planning purposes or to affiliates. Moreover, a director, executive officer or selling stockholder shall be permitted to sell shares of our common stock purchased in open market transactions after the completion of this offering. SG Cowen Securities Corporation may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement to which SG Cowen Securities Corporation is a party.

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under their over-allotment option. The underwriters may close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

LEGAL MATTERS

Winstead Sechrest & Minick P.C., Austin, Texas, will pass on the validity of the common stock offered by this prospectus supplement and the accompanying prospectus. Brown Raysman Millstein Felder & Steiner LLP, New York, New York, has acted as counsel for the underwriters with regard to certain legal matters in connection with this offering.

PROSPECTUS

13,500,000 Shares

ENCORE MEDICAL CORPORATION

Common Stock

(par value $0.001 per share)

We may offer and sell, from time to time, in one or more offerings, either directly or pursuant to an underwriting agreement, no more than an aggregate of 7,000,000 shares of our common stock which we describe in this prospectus. Some stockholders of Encore Medical Corporation may offer and sell, from time to time, up to an aggregate of 6,500,000 shares of common stock under this prospectus. We will not receive any proceeds from the sale of common stock by our stockholders. See “Use of Proceeds” beginning on page 19 and “Selling Stockholders” beginning on page 19.

Each time we sell common stock registered under this prospectus we will provide a prospectus supplement that will contain specific information about the terms of that sale and may add to or update the information in the prospectus. This prospectus may not be used to sell our common stock unless accompanied by the applicable prospectus supplement. We urge you to read carefully this prospectus and any applicable prospectus supplement before you invest in our common stock.

Our common stock trades on Nasdaq National Market under the symbol “ENMC.” On October 23, 2003, the last reported sale price of our common stock on Nasdaq was $6.81.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 for a discussion of certain factors that you should consider before you invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 6, 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using the SEC’s shelf registration rules. Under the shelf registration rules, using this prospectus, together with a prospectus supplement, we may sell from time to time, in one or more offerings, no more than an aggregate of 7,000,000 shares of our common stock. In addition, some of our stockholders may offer and sell, from time to time, up to an aggregate of 6,500,000 shares of common stock under this prospectus.

In this prospectus the terms “we,” “us,” “our,” “the Company” and “Encore” refer to Encore Medical Corporation, a Delaware corporation, unless the context otherwise requires.

This prospectus provides you with a general description of the common stock that we and/or some of our stockholders may offer. Each time we and/or some of our stockholders sell common stock under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that specific offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the additional information described below under “Where You Can Find More Information” before you invest in our common stock.

RISK FACTORS

An investment in our common stock involves significant risks. You should carefully consider the risks described below and other information, including our consolidated financial statements and related notes previously included in our periodic reports filed with the SEC. If any of the factors or conditions summarized in the following risks actually occur, our business prospects, financial condition and results of operations could be materially harmed, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties of which we are unaware or which we currently deem immaterial also may become important factors that affect us.

Risks Related to Our Business and Industry

We have a history of net losses and may not be profitable in the future.

We have a history of net losses, and our net income for the year ended December 31, 2002 was only $6,000. Our net income for the year ended December 31, 2001 was $548,000. We did, however, incur in 2001 a $3.7 million charge resulting from the issuance of 132,353 shares of our Series A Preferred Stock on June 12, 2001, which has been included in our $3.2 million net loss attributable to common stock for the year ended December 31, 2001. The $3.7 million charge represents the beneficial conversion feature of our outstanding Series A Preferred Stock. We incurred a net loss of $3.3 million for the year ended December 31, 2000. Our net loss in 2000 was primarily attributable to (i) a $4.2 million charge resulting from an increase in our inventory reserves, and (ii) additional charges of approximately $2.0 million relating to specific items which are not part of our normal selling, general and administrative or research and development expenses. Moreover, the repayment of our senior subordinated debt to CapitalSource Finance LLC with the proceeds from our public offering which closed on August 11, 2003 resulted in a charge to our third quarter 2003 earnings of approximately $5.5 million, net of tax. We cannot assure you that we will not continue to incur net losses for the foreseeable future, which could cause our stock price to decline and adversely affect our ability to finance our business in the future.

If we fail to compete successfully against our competitors, our sales and operating results may be negatively affected and we may not achieve future growth.

The markets for our products are highly competitive. The market for our Surgical Division products is dominated by a small number of large companies. In each of our other divisions, there are both large and small companies with which we compete. We may not be able to meet the prices offered by our competitors or offer products similar to or more desirable than those offered by our competitors. Many of our competitors have:

•	greater financial and other resources;

•	more widely accepted products;

•	superior ability to maintain new product flow;

•	greater research and development and technical capabilities;

•	patent portfolios that may present an obstacle to our conduct of business;

•	stronger name recognition;

•	larger sales and distribution networks; and

•	international manufacturing facilities that enable them to avoid the transportation costs and foreign import duties associated with shipping domestically manufactured products to international customers.

These factors may be material to our ability to develop and sell our products. Our failure to compete effectively in developing and selling our products would have an adverse effect on our results of operations.

Our future success requires the continued development or licensing of new products and the enhancement of existing products.

The market for orthopedic devices and related products is characterized by new product development and corresponding obsolescence of existing products. Our competitors may develop new medical procedures, technology or products that are more effective than our current technology or products or that render our technology or products obsolete or uncompetitive, which could have a material adverse effect on us. We may not be able to develop successful new products or enhance existing products, obtain regulatory clearances and approval of such products, market such products in a commercially viable manner or gain market acceptance for such products. The failure to develop or license and market new products and product enhancements could materially and adversely affect our competitive position, which could cause a significant decline in our sales and profitability.

We rely on independent sales agents and third-party distributors to market and sell most of our products. If we fail to establish new sales and distribution relationships or maintain our existing relationships, or if our independent sales agents and third-party distributors fail to commit sufficient resources or are otherwise ineffective in selling our products, our results of operations and future growth will be adversely impacted.

Our success depends largely upon marketing arrangements with our independent sales agents and distributors. These persons may terminate their relationships with us or devote insufficient sales efforts to our products. We do not control the efforts these persons make to sell our products. Our failure to attract and retain skilled independent sales agents and distributors would have an adverse effect on our results of operations.

We anticipate that a significant portion of the growth in our Surgical Division will require affiliating with additional sales agents. We will face significant challenges and risks in training, managing and retaining additional qualified sales and marketing agents. We may not be able to retain a sufficient number of additional qualified personnel to create increased demand for our products. If we are unable to expand our sales and marketing team to sell our orthopedic devices and related products, our growth, results of operations and prospects may be negatively affected.

Our quarterly operating results are subject to substantial fluctuations, and you should not rely on them as an indication of our future results.

Our quarterly operating results may vary significantly due to a combination of factors, many of which are beyond our control. These factors include:

•	demand for our products;

•	our ability to meet the demand for our products;

•	increased competition;

•	the number, significance and timing of introduction of new products and enhancements by us or our competitors;

•	our ability to develop, introduce and market new and enhanced versions of our products on a timely basis;

•	changes in pricing policies by us or our competitors;

•	changes in the treatment practices of our surgeon customers;

•	the timing of significant orders and shipments;

•	availability of raw materials;

•	work stoppages or strikes in the health care industry; and

•	general economic factors.

Our quarterly sales and operating results have varied significantly in the past three years primarily as a result of our July 2001 acquisition of the assets which now comprise our Soft Goods Division and our acquisition of Chattanooga Group, Inc. in February 2002. We believe that our quarterly sales and operating results may vary significantly in the future. Period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. We cannot assure you that our sales will increase or be sustained in future periods or that we will be profitable in any future period. Any shortfalls in sales or earnings in any given period from levels expected by securities or industry analysts could have an immediate and significant adverse effect on the trading price of our common stock, and any other of our securities which we may issue in the future.

If our designing and consulting surgeons do not continue their affiliation with us, we may be unable to develop, design and test new medical devices or enhance our existing medical devices.

We have existing designing and consulting arrangements with surgeons who we believe are well recognized among their peers. We have developed and maintain close relationships with these surgeons. These professionals often become product champions, speaking about our products at medical seminars, assisting in the training of other professionals in the use and/or fitting of our products and providing us with feedback on the industry’s acceptance of our new products. If these arrangements terminate or are not renewed, our ability to develop, design and test new medical devices or enhancements to our existing medical devices, and our ability to operate successfully, could be materially and adversely affected. We cannot assure you that we will be successful in maintaining or renewing our designing and consulting arrangements with our current surgeons.

If surgeons do not recommend our surgical products, our sales may decline or we may be unable to increase our sales or generate profits.

An important factor in the overall demand for our surgical products is the recommendation by surgeons of these products to hospitals, patients and other surgeons. We may not obtain the necessary recommendations from surgeons. Acceptance of our surgical products depends on educating the medical community as to the distinctive characteristics, perceived benefits, clinical efficacy and cost-effectiveness of our surgical products compared to the products offered by our competitors and on training surgeons in the proper application of our surgical products.

If product liability lawsuits are brought against us and we do not have adequate insurance, our business may be harmed.

The manufacture and sale of medical devices exposes us to significant risk of product liability claims, lawsuits and product recalls. In the past, as well as currently, we have been and are the subject of a number of product liability claims and lawsuits relating to our products. In the future, we may be subject to additional product liability claims, which could be costly and divert attention of management. We currently maintain product liability insurance with coverage limits of $20 million per occurrence and an annual aggregate maximum of $20 million. Insurance is expensive, continues to increase in cost, and in the future may not be available to us on acceptable terms, if at all. Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we might incur, and we will continue to be exposed to the risk that our claims may be excluded and that our insurers may become insolvent. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer materially and cause our stock price to fall. In addition, as a result of a product liability claim, we may have to recall some of our products, which could result in significant costs to us and cause our stock price to fall.

Efforts to acquire other companies or product lines could adversely affect our operations and financial results.

While we have no commitments or agreements to acquire other companies or products lines, we may pursue acquisitions of other companies or additional product lines. Our ability to grow through acquisitions depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions and to obtain any necessary financing, all of which can present difficulties. There can be no assurance that we will be able to identify and make acquisitions on acceptable terms or that we will be able to obtain financing for such acquisitions on acceptable terms. Even if we complete acquisitions, we may experience:

•	difficulties in integrating any acquired companies, personnel and product lines into our existing business;

•	delays in realizing the benefits of any acquired company or product lines;

•	diversion of our management’s time and attention from other business concerns;

•	limited or no direct prior experience in new markets or countries we may enter;

•	higher costs of integration than we anticipated;

•	assumption of undisclosed liabilities;

•	adverse market reaction;

•	difficulties in retaining key employees of the acquired business who are necessary to manage these acquisitions; or

•	additional risks we may assume in connection with our acquisitions.

In addition, an acquisition could materially impair our operating results by causing us to incur debt or requiring us to amortize acquisition expenses and acquired assets. We cannot assure you that we will be able to identify and consummate any future acquisitions or that any acquisition we consummate will be successful.

We have succeeded to contingent obligations as a result of the Chattanooga Group, Inc. acquisition and may have to use our cash to satisfy such obligations.

We are the subject of a Department of Commerce investigation of Chattanooga Group, Inc.’s export practices with respect to unlawfully trading with an embargoed country, and unlawfully preparing export documentation. The Department of Commerce investigation commenced prior to our February 2002 acquisition of the Chattanooga Group, Inc. To the extent we incur monetary fines, costs and legal expenses, the sellers from whom we purchased the capital stock of Chattanooga Group, Inc. have agreed to indemnify us and to pay all reasonable costs, expenses, settlements and fines in excess of the $176,000, which, as of September 27, 2003, was the remaining amount of what was accrued as a liability on Chattanooga Group, Inc.’s financial statements as of the date of the acquisition. With respect to legal expenses, the sellers are only obligated to indemnify and reimburse us for the legal expenses of the law firm currently handling the investigation or any other law firm of their choice. If upon final determination or settlement of the Department of Commerce investigation we ultimately incur total expenses or fines in an amount less than the accrual, which as of September 27, 2003 was $176,000, we shall owe the sellers the remainder of the accrual. When we acquired Chattanooga Group, Inc., $2.5 million of the sellers’ sale proceeds were placed in escrow to satisfy the sellers’ indemnity obligations to us, but, as of September 27, 2003, only $600,000 remained in escrow (and shall remain in escrow) through February 28, 2005 for such purpose in accordance with the terms of the escrow agreement. The fines or expenses which could be incurred by us as a result of this investigation could exceed the $600,000 escrowed amount, as well as the $5 million maximum amount for which the former owners of Chattanooga Group, Inc. have agreed to indemnify us. We are also subject to the risk that the sellers would be unable to pay to us any amounts they may ultimately owe us as a result of their indemnification obligations. In addition, we, as a successor in interest to Chattanooga Group, Inc., and our officers and employees might be subject to any criminal charges which could be commenced as a result of this investigation. The Department of Commerce also may revoke our export licenses or otherwise restrict our ability to export our products. Any suspension in our export license could result in a decrease in our foreign sales and, depending upon the length of and products subject to any suspension, could have a material adverse effect on our results of operations and prospects.

Our debt agreements impose restrictions on us which may limit or prohibit us from engaging in certain transactions. If a default were to occur, our lenders could accelerate the amounts of debt outstanding, and holders of our secured indebtedness could force us to sell our assets to satisfy all or a part of what is owed.

Covenants relating to our $25 million Bank of America senior credit facility and our $24 million senior subordinated notes credit facility (of which $5 million currently is outstanding as of October 24, 2003) held by CapitalSource Finance LLC restrict our ability to pay dividends, engage in various operational matters as well as require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control. These covenants and restrictions could limit our ability to obtain future financing, make needed capital expenditures or other investments, repurchase our outstanding debt or equity, withstand a future downturn in our business or in the economy, dispose of operations, engage in strategic acquisitions or mergers or otherwise conduct necessary corporate activities. Various transactions that we may view as important opportunities, such as possible acquisitions, are also subject to the consent of lenders under the senior credit facility and under the senior subordinated notes which consent may be withheld or granted subject to conditions specified at the time that may affect the attractiveness or viability of the transaction.

In the first and third quarters of 2002, we received from our lenders waivers of events of default related to our non-compliance with a covenant which requires us to achieve a minimum level of cash flow, based on earnings before interest, taxes, depreciation and amortization expenses. As our lenders did not exercise their right to declare a default, no default occurred. We amended our agreements with our senior lenders to modify our minimum cash flow covenant effective as of the second quarter of 2002. In addition, we further amended our agreements to modify our minimum cash flow covenant and some of our other financial covenants effective as of the fourth quarter of 2002. We amended and restated our agreements with both of our lenders effective as of September 26, 2003. These amendments improved our cost of borrowing and modified our financial covenants in a manner which generally increases the likelihood of our compliance. There can be no assurance that we will remain in compliance with these cash flow and other financial covenants or be able to obtain a waiver of default or amendments to our credit agreements in the future.

If a default under our Bank of America credit facility were to occur, the lenders under the credit facility could accelerate the amounts outstanding under the credit facility and our other lenders, principally CapitalSource Finance LLC as holder of the senior subordinated notes, could declare immediately due and payable all amounts borrowed under other instruments such as the senior subordinated notes that contain certain provisions for cross-acceleration or cross-default. Similarly, a default under the senior subordinated notes could permit CapitalSource Finance LLC, as holder, to accelerate amounts outstanding and our lenders, principally the lenders under our Bank of America credit facility, could declare immediately due and payable all amounts borrowed under the Bank of America credit facility because of the cross-acceleration and cross-default rights of those lenders. In addition, the lenders under these agreements could terminate their commitments to lend to us. If the lenders under these agreements accelerate the repayment of borrowings, we may not have sufficient liquid assets at that time to repay the amounts then outstanding under our indebtedness or be able to find additional alternative financing. Even if we could obtain additional alternative financing, the terms of the financing may not be favorable or acceptable to us.

The existing indebtedness under our senior credit facility and our senior subordinated notes is secured by substantially all of our assets. Should a default or acceleration of this indebtedness occur, the holders of this indebtedness could sell the assets to satisfy all or a part of what is owed. Our Bank of America senior credit facility also contains provisions prohibiting the modification of our outstanding senior subordinated notes held by CapitalSource Finance LLC, as well as limiting the ability to refinance these notes.

If we lose one of our key suppliers, one of our contract manufacturers stops making our products or if we have our distribution rights terminated or interrupted for those products that we distribute for others, we may lose sales and be unable to meet customer orders for our products in a timely manner or within our budget.

We rely on a limited number of foreign and domestic suppliers for the raw materials and components used in our products. One or more of our suppliers may decide for reasons beyond our control to cease supplying us with raw materials and components. Food and Drug Administration (the “FDA”) regulations may require additional testing of any raw materials or components from new suppliers prior to our use of these materials or components and in the case of a device with a pre-market approval, we may be required to obtain prior FDA permission, either of which could delay or prevent our access or use of such raw materials or components. If we are unable to obtain materials we need from our suppliers and we cannot obtain these materials from other sources, we may be unable to manufacture our products for a period of time or within our manufacturing budget, which could negatively impact our results of operations. We also act as a U.S. distributor for a foreign supplier of our spinal products under an agreement which is subject to termination for a number of reasons. Recently, we terminated a distribution agreement with another supplier of spinal products. We had approximately $683,000 in sales of this terminated foreign supplier’s spinal products in 2002. Failure to replace the spinal product sales of the recently terminated foreign supplier would negatively impact our results of operations. If the other distribution arrangement is terminated, it could also negatively impact our results of operations.

The products sold by our Soft Goods Division are primarily manufactured by a company located in Acuna, Mexico, which provides the required labor to us on a contract basis. If our agreement with the Mexican company is terminated and we were otherwise unable to find suitable contract labor, it could have a material adverse effect on our business, financial condition and results of operations.

Our Soft Goods Division’s reliance on our contract manufacturing facility in Mexico exposes us to related risks and uncertainties, including difficulties in staffing and managing international operations; controlling quality of manufacture; political, social and economic instability; interruptions and limitations in telecommunication services; product and/or material transportation delays or disruption; trade restrictions and changes in tariffs; import and export license requirements and restrictions; fluctuations in currency exchange rates; and potential adverse tax consequences. If any of these risks materialize, our international manufacturing operations and results from our Soft Goods Division, as well as our operating results, may be harmed.

If we cannot retain our key personnel, many of whom have been with us for less than three years, we will not be able to manage and operate successfully and we may not be able to meet our strategic objectives.

Our continued success depends, in part, upon key managerial, scientific, sales and technical personnel, as well as our ability to continue to attract and retain additional highly qualified personnel. We compete for such personnel with other companies, academic institutions, government entities and other organizations. We cannot assure you that we will be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future.

Many of our existing management personnel have been employed by us for three years or less, including Paul Chapman, our President and Chief Operating Officer, who joined us when we acquired Chattanooga Group, Inc. in February 2002 and became our President in May 2003; Jack Cahill, our Executive Vice President, President-Surgical Division, who joined us in January 2001; and Scott Klosterman, our Executive Vice President, President-Chattanooga Group Division who joined us in February 2002. These executives have substantial experience and expertise in our business. Our future success depends to a significant extent on the ability of our executive officers and other members of our management team to operate effectively, both individually and as a group. We cannot be certain that we will be able to efficiently allocate responsibilities or that the new members of our executive team will succeed in their roles.

Issuances of our securities are subject to federal and state securities laws, and certain holders of common stock issued by us in prior offerings may be entitled to rescind their purchases.

Issuances of securities are subject to federal and state securities laws. From January 1997 through June 2003, certain participants in our 401(k) Profit Sharing Plan purchased shares of our common stock for inclusion in their respective 401(k) plan accounts. By failing to register properly our 401(k) plan or the shares purchased thereunder, we may not have complied with various requirements of applicable federal securities laws. In such situations a number of remedies may be available to regulatory authorities and the participants for whose accounts the trustee of the 401(k) plan purchased shares of our common stock, including, without limitation, a right of rescission, civil penalties, a restraining order or injunction, and a court order to pay restitution and costs. As a result, we agreed with the underwriters of our public offering which closed August 11, 2003 to commence within forty-five days after the closing date of our public offering a rescission offer with respect to shares of our common stock sold to participants under our 401(k) plan within the time period covered by the rescission offer. At the time of our public offering, our common stock was trading at prices substantially below current trading prices. Because of the recent increase in the market price of our common stock, however, we subsequently have agreed with the underwriters of our August 2003 public offering that we will need to make this rescission offer only in the event that the daily per share closing price of our common stock (as quoted on the Nasdaq National Market or any national securities exchange on which shares of our common stock are listed or admitted for trading) falls below $4.00 at any time on or prior to May 31, 2004.

Substantially all of the shares that were purchased by 401(k) plan participants within the time period which would be covered by the rescission offer were purchased at a price of less than $4.00 per share. Even assuming the closing price of our stock were to decline to $3.70 per share prior to May 31, 2004 (thus triggering our obligation to make the rescission offer), we would be required to make an aggregate payment of less than $5,000, and the resulting recorded charge to our earnings would be less than $500, if all offerees whose shares were purchased for their 401(k) plan account at a price in excess of $3.70 per share (approximately 1,200 shares) were to accept the offer. Of course, if, at the time we are required to conduct the rescission offer, the closing price of our common stock were to be less than $3.70 per share, the amount we would be required to pay and the corresponding charge to our earnings would increase.

We concluded that it would be impractical to make the rescission offer unless the trading price of our common stock were to decrease below $4.00 prior to May 31, 2004 principally for the following reasons:

•	the Securities Act of 1933 does not expressly provide that a rescission offer will terminate a purchaser’s right to rescind a sale of stock that was not registered under the Securities Act of 1933 as required;

•	a rescission offer may not terminate possible claims, litigation, penalties or fines as purchasers of our stock may continue to have rights;

•	the Employee Retirement Income Security Act, or “ERISA,” governing employee benefits plans such as our 401(k) plan would prohibit the repurchase of any assets from our 401(k) plan for a purchase price which is less than the fair market value of the assets;

•	the expense of any rescission offer would be likely to exceed substantially the amounts which any 401(k) plan participants likely would or could (given the foregoing ERISA limitations) accept in the rescission offer; and

•	recent market prices of our common stock are substantially higher than the purchase prices of substantially all of the shares held in plan participants’ 401(k) plan accounts which could be the subject of a rescission offer.

As of the date hereof, no claims for rescission have been made against us. We cannot assure you, however, that we will not otherwise be subject to possible claims, litigation, penalties or fines relating to such sales. Any claims, litigation, penalties or fines which could be asserted against us relating to these sales could have a material adverse effect on our liquidity and results of operations.

We derive a portion of our sales from operations in international markets, which may be subject to political, economic and social instability.

Approximately 10% of our sales for the year ended December 31, 2002 was derived from our international operations. One component of our growth strategy is to expand our international sales efforts. However, to the extent we are successful in expanding our international sales and operations, we will be increasingly exposed to risks inherent in operating in foreign jurisdictions, including:

•	imposition or increase of investment and other restrictions by foreign governments;

•	potential adverse tax consequences, including the imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

•	the imposition of additional foreign governmental controls or regulations on the sale of our orthopedic devices and related products;

•	increased instances of political, social and economic instability;

•	currency risk between the U.S. dollar and foreign currencies;

•	a shortage of high-quality international salespeople and distributors;

•	changes in tariffs and other trade restrictions or barriers;

•	exposure to different legal, regulatory and political standards in multiple countries; and

•	acts of terrorism and acts of war.

If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to our competitors and be unable to operate our business profitably.

We rely on a combination of patents, trade secrets, copyrights, trademarks, license agreements and contractual provisions to establish and protect our intellectual property rights in our products and the processes for the development, manufacture and marketing of our products. These legal means, however, afford only limited protection and may not adequately protect our rights. In addition, we cannot assure you that any of our pending patent or trademark applications will issue. The U.S. Patent and Trademark Office may deny or require significant narrowing of claims in our pending patent applications, and patents issuing from the pending patent applications, if any, may not provide us with significant commercial protection. We could incur substantial costs in proceedings before the U.S. Patent and Trademark Office. These proceedings could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued patents. In addition, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as U.S. laws, if at all. We may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries.

In addition, we hold patent and other intellectual property licenses from third parties for some of our products and on technologies that are necessary in the designing and manufacturing of some of our products. The loss of such licenses would prevent us from manufacturing, marketing and selling these products, which could harm our business.

Other parties may have filed applications for or been issued patents and in the future may obtain additional patents and intellectual property rights related to products that compete with or are similar to our products. We may not be aware of all patents potentially adverse to our interests that may have been issued to others, and there can be no assurance that such patents do not exist or have not been filed or issued. If patents have been or are issued to others containing preclusive or conflicting claims and such claims are ultimately determined to be valid, we may be required to obtain licenses thereto or to develop or acquire alternate technology, which would have a material adverse affect on us.

There can be no assurance that the validity of any of the patents or other intellectual property owned by us or licensed to us would be upheld if challenged by others in litigation or that our products, even if covered by our patents or other intellectual property, would not infringe patents owned by others.

We seek to protect our trade secrets, know-how and other unpatented proprietary technology, in part, with confidentiality agreements and invention assignment agreements with our employees, our designing and consulting surgeons and our other consultants. Our agreements with independent sales agents and distributors also contain confidentiality agreements. We cannot assure you, however, that:

•	these confidentiality agreements will not be breached;

•	we will have adequate remedies for any breach;

•	the FDA or another governmental agency may require disclosure of such information in order for us to have the right to market a product; or

•	trade secrets, know-how and other unpatented proprietary technology will not otherwise become known to or independently developed by our competitors.

Also, our competitors may allege that our products infringe their patents leading to voluntary or involuntary loss of sales from those products. In addition, the cost to prosecute infringements of our patents or the cost to defend our products against patent infringement actions by others could be substantial and increasing.

If we lose any future intellectual property lawsuits, a court could require us to pay significant damages or prevent us from selling our products.

Litigation involving patents and other intellectual property rights is common in the orthopedic industry, and companies in this industry have used intellectual property litigation in an attempt to gain a competitive advantage. In the future, we may become a party to lawsuits involving patents or other intellectual property. If we lose one of these proceedings, a court, or a similar foreign governing body, could require us to pay significant damages to third parties, require us to seek licenses from third parties and pay ongoing royalties, require us to redesign our products, or prevent us from manufacturing, using or selling our products. In addition to being costly, protracted litigation to defend or prosecute our intellectual property rights could seriously detract from the time our management would otherwise devote to running our business. Intellectual property litigation relating to our products could cause our customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the litigation.

We may be liable for contamination or other harm caused by hazardous materials that we use.

Our research and development and manufacturing processes involve the use of hazardous materials. We are subject to federal, state and local regulation governing the use, manufacture, handling, storage and disposal of hazardous materials or waste. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials or waste, and we may incur liability as a result of any contamination or injury. In addition, under some environmental laws and regulations, we could also be held responsible for all of the costs relating to any contamination at our past or present facilities and at third-party waste disposal sites. We may incur significant expenses in the future relating to any failure to comply with environmental laws. Any such future expenses or liability could have a significant negative impact on our financial condition.

If a natural or man-made disaster strikes our manufacturing facilities, we will be unable to manufacture our products for a substantial amount of time, which could cause our sales to decline.

We principally rely on our manufacturing facilities in Austin, Texas and Chattanooga, Tennessee, as well as a contract manufacturer located in Acuna, Mexico. These facilities and the manufacturing equipment we use to produce our products would be difficult to replace and could require substantial lead-time to repair or replace. Our facilities may be affected by natural or man-made disasters. In the event one of our facilities was affected by a disaster, we would be forced to rely on third-party manufacturers or shift production to our other manufacturing facilities. We currently carry insurance to protect us against disasters. However, such insurance may not be sufficient to cover all of our potential losses or may become unavailable on acceptable terms, if available at all.

To remain competitive, we may have to move more of our manufacturing operations to foreign countries.

We currently have no manufacturing operations in any foreign country other than Mexico. The cost of transporting some of our products to foreign countries is currently borne by our customers, who are usually required to pay foreign import duties on the products. As a result, the cost of these products to customers who use or distribute them outside the United States is often greater than the cost of products manufactured in their own country. In addition, foreign manufacturers of competitive products often receive various local tax concessions, which lower their overall manufacturing costs. In order to compete successfully in the event we are successful in expanding our international sales and operations, we may be required to open or acquire manufacturing operations abroad, which would be costly to implement and would increase our exposure to the risks of doing business in international countries. If we were to do this, we may not be able to operate successfully our foreign manufacturing operations, which could have a material adverse effect on our international operations and on our overall business, financial condition, results of operations and future prospects.

Our business plan relies on certain assumptions about the market for our products, which, if incorrect, may adversely affect our profitability.

Our ability to achieve our business objectives is subject to a variety of factors, many of which are beyond our control. For example, we believe that the relative increase in the aging of the general population and increasingly active lifestyles will continue and that these trends will increase the need for our orthopedic implant products. The projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize or if non-surgical treatments gain more widespread acceptance as a viable alternative to orthopedic implants.

Risks Related to Government Regulation

We are subject to substantial government regulation that could have a material adverse effect on our business.

Government regulation in the U.S. and other countries is a significant factor affecting the research, development, manufacture and marketing of our products. In the U.S., the FDA has broad authority to regulate the development, manufacture, marketing and sale of medical devices. Overseas, these activities are subject to foreign governmental regulation, which is in many respects similar to regulation in the U.S. but which vary from country to country. U.S. and foreign regulation continues to evolve, which could result in additional burdens on our operations. Failure to comply with applicable regulations can, among other things, result in fines, suspension or withdrawal of regulatory approvals, product recalls, operating restrictions, and criminal prosecution. Additionally, the cost of maintaining personnel and systems necessary to comply with applicable regulations is substantial and increasing.

Many of our products require or will require regulatory approval prior to being marketed. The process of obtaining these approvals can be lengthy and expensive. We may not be able to obtain or maintain necessary approvals for testing or marketing our products. Moreover, regulatory approvals, if granted, may include significant limitations on the indicated uses for which our products may be marketed or other restrictions or requirements that reduce the value to us of the products. Regulatory authorities may also withdraw product approvals if we fail to comply with regulatory standards or if any problems related to our products develop following initial marketing. We are also subject to strict regulation with respect to our manufacturing operations. This regulation includes testing, control and documentation requirements, and compliance with current good manufacturing practices is monitored through inspections by regulatory authorities. Delays in the receipt of, or failure to receive necessary approvals, the loss of previously obtained approvals, or failure to comply with existing or future regulatory requirements could have a significant negative effect on our financial condition and results of operations.

Certain federal laws regarding Medicare, Medicaid and physician self-referrals are far-reaching, and we may be required to alter one or more of our practices to be in compliance with these laws. Health care fraud and abuse regulations are complex, and even minor, inadvertent irregularities in submissions can potentially give rise to claims that the statute has been violated. Any violations of these laws could result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation or administrative or judicial interpretations, we may have to change our business practices or they could be challenged as unlawful, which could have a material adverse effect on our business, financial condition and results of operations.

Modifications to our marketed devices may require FDA regulatory clearances or approvals and may require us to cease marketing or recall the modified devices until such clearances or approvals are obtained.

When required, the products we market in the U.S. have been subjected to Pre-market Notification requirements under Section 510(k) of the Federal Food Drug & Cosmetics Act or were exempt from the 510(k) Pre-market Notification process. We have modified some of our products and product labeling since obtaining 510(k) clearance, but we do not believe these modifications require us to submit new 510(k) notifications. However, if the FDA disagrees with us and requires us to submit a new 510(k) Pre-market Notification for modifications to our existing products, we may be the subject of enforcement actions by the FDA and be required to stop marketing the products while the FDA reviews the 510(k) Pre-market Notification. If the FDA requires us to go through a lengthier, more rigorous examination than we expect, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline. In addition, the FDA may determine that future products will be subject to the more costly, lengthy and uncertain Pre-market Approval, or PMA, process. Products that are approved through the PMA process generally need FDA approval before they may be modified.

Our products may be subject to product recalls even after receiving clearance or approval, which would harm our reputation and our business.

The FDA and foreign regulatory authorities have the authority to request and, in some cases, require the recall of products in the event of material deficiencies, design defects or manufacturing defects. A governmental mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors, design defects, or any other incidents related to our medical devices, including, but not limited to, adverse event recalls, cease and desist communications and any other product liability issues related to our medical devices. Any product recall would divert managerial and financial resources and harm our reputation with customers and our business.

If adequate levels of reimbursement from third-party payors for our products are not obtained, surgeons and patients may be reluctant to use our products, and our sales may decline.

Our sales depend largely on government health care programs such as Medicare and Medicaid and private health insurers reimbursing patients’ medical expenses. Surgeons, hospitals and other health care providers may not purchase our products if they do not receive satisfactory reimbursement from these third-party payors for the cost of the procedures using our products. Consequently, we may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement.

Payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include the use of our products. Health care providers may attempt to control costs by (i) authorizing fewer elective surgical procedures, including joint reconstructive surgeries; (ii) requiring the use of the least expensive implant available; or (iii) reducing the reimbursement for or limiting the number of authorized visits for rehabilitation procedures.

Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed health care systems that govern reimbursement for new devices and procedures. Canada and some European countries, in particular France, have tightened reimbursement rates. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of our products may decline.

Risks Related to Owning Our Common Stock

If a significant number of shares of our common stock are sold into the market, the market price of our common stock could significantly decline, even if our business is doing well.

Our stockholders may sell their common stock, and our employees, directors, officers, sales representatives and distributors may exercise their stock options in order to sell the common stock underlying their options in the market under a registration statement we have filed with the SEC. Sales of a substantial number of shares of our common stock in the public market or the perception that such sales may occur could depress the market price of our common stock and impair our ability to raise additional capital through the sale of our equity securities. As of August 11, 2003, Galen Partners beneficially owned approximately 35% of our outstanding shares of common stock. Officers, directors and our principal stockholders owning an aggregate of approximately 18,535,213 shares of our common stock have agreed that they will not, without the prior written consent of the underwriters in our public offering of our common stock completed on August 11, 2003, directly or indirectly sell any of these restricted shares, or any of the 1,291,644 shares of our common stock that we may issue upon the exercise of outstanding options or warrants held by such officers, directors and principal stockholders, for 180 days after the closing of our public offering of common stock on August 11, 2003. The underwriters currently have no intention to waive these restrictions.

Our certificate of incorporation, our bylaws and Delaware law contain provisions that could discourage, delay or prevent a takeover attempt.

Provisions of our certificate of incorporation, our bylaws and Delaware law may discourage, delay or prevent another company from merging with us or from acquiring us, even if our stockholders were to consider such merger or acquisition to be favorable.

Our stock price may be volatile and your continued investment in our common stock could suffer a decline in value.

While there is currently a public market for our common stock, trading may not continue. You may be unable to resell shares of our common stock at or above the original sales price thereof. There has been significant volatility in the stock market and in particular in the market price and trading volume of securities of orthopedic companies and other health care companies, which has often been unrelated to the performance of the companies. These broad market fluctuations may negatively affect the market price of our common stock. Market volatility has also resulted in dramatic declines in a particular company’s stock price in response to specific news about that company which investors perceive as unfavorable. Some specific factors that may have a significant effect on the market price of our common stock include:

•	actual or anticipated fluctuations in our operating results;

•	our announcements or our competitors’ announcements of technological innovations or new products;

•	clinical trial results;

•	changes in our growth rates or our competitors’ growth rates;

•	developments regarding our patents or other intellectual property rights, or those of our competitors;

•	FDA and international actions with respect to the government regulation of medical devices and third-party reimbursement matters;

•	public concern as to the safety of our products;

•	changes in U.S. or international healthcare policies;

•	conditions in the financial markets in general or changes in general economic conditions;

•	our inability to raise any additional required capital;

•	conditions of other medical device companies or the medical device industry generally; and

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies or the medical device industry generally.

Our executive officers, directors and significant stockholders may be able to influence matters requiring stockholder approval.

As of September 27, 2003, our significant stockholders, executive officers and directors (including stockholders with which directors are affiliated, specifically Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P.) beneficially owned approximately 43% of our outstanding common stock. As a result, these individuals, together with Galen Partners III, L.P., Galen Partners International III, L.P., and Galen Employee Fund III, L.P. are able to substantially influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as acquisitions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company, could impede a merger, consolidation, takeover or other business combination which you, as a stockholder, may otherwise view favorably and may negatively impact the market price of our common stock. The interests of our executive officers, directors and principal stockholders may differ from the interests of the other stockholders.

We do not expect to pay dividends for the foreseeable future.

We are effectively prohibited from paying cash dividends on our common stock for the foreseeable future under the terms of our credit agreement. Moreover, we plan to retain all earnings for investment in our business and do not plan to pay cash dividends at any time in the foreseeable future.

Our inability to obtain Arthur Andersen LLP’s consent will limit your ability to assert claims against Arthur Andersen LLP.

After reasonable efforts, we have not been able to obtain the written consent of Arthur Andersen LLP to our naming it in documents incorporated by reference in certain of the reports we file with the SEC as having certified the financial statements of Chattanooga Group, Inc. for its fiscal years ended July 3, 2000 and 2001, as required by Section 7 of the Securities Act of 1933. As a result, we have dispensed with the filing of their consent with the Securities and Exchange Commission in reliance on Rule 437a promulgated under the Securities Act. Consequently, your ability to assert claims against Arthur Andersen LLP will be limited. In particular, because of this lack of consent, you will not be able to sue Arthur Andersen LLP under Section 11(a)(4) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated in those financial statements. Therefore, your right of recovery under that section will be limited.

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus, the documents incorporated herein by reference and in our periodic reports filed and available from the SEC constitute forward-looking statements within the meaning of the U. S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. All forward-looking statements we make speak only as of the date on which they are made and we undertake no obligations to update them to reflect events occurring after the date on which they are made or to reflect the occurrence of unanticipated events. Forward-looking statements include, but are not limited to, statements about:

•	our estimates for future revenue and profitability;

•	our estimates of market opportunities for our products;

•	competitive factors, including technological advances achieved and patents issued to or acquired by competitors and generic competition;

•	our assessment of the likelihood of market acceptance of our products for current and potential uses;

•	the receipt of regulatory clearances and approvals;

•	domestic and foreign health care changes including future third-party payor reimbursement levels for treatments using our products;

•	the mix of revenues between domestic and foreign sales;

•	the mix of revenues between sales of our different products;

•	significant litigation adverse to us including product liability claims;

•	our ability to satisfy the financial covenants and other conditions contained in our credit facilities;

•	our estimates regarding our capital requirements, our need for additional financing and our ability to obtain required financing on terms that are acceptable to us;

•	the benefits to be derived from relationships with distributors and other industry participants; and

•	the other risks described under the headings “Risk Factors” beginning on page 1 of this prospectus and any other documents incorporated herein by reference.

Generally, you can identify these statements because they use words like “may,” “will,” “should,” “could,” “can,” “would,” “anticipate,” “believe,” “expect,” “future,” “estimate,” “intend,” “plan” and other similar expressions. These statements reflect only our current expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen, including, among others, the risks we face as described on the previous pages and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements, which represent our estimates and assumptions only as of the date of this prospectus. We are not obligated to release revisions to these forward-looking statements to reflect the occurrence of unanticipated events.

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed herein, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, operating results, financial condition and stock price. We qualify all of our forward-looking statements by these cautionary statements.

THE COMPANY

We design, manufacture and distribute a comprehensive range of high quality orthopedic devices, sports medicine equipment and other related products for the orthopedic industry. We sell our products to orthopedic surgeons, physical and occupational therapists and other orthopedic specialists who use our products to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports related injuries. Our soft goods and rehabilitation products are used before surgery to offset the progression of an orthopedic condition. Our surgical implants are used in reconstructive surgical procedures for the knee, hip, shoulder and spine. After surgery, our rehabilitation and soft goods products are used to rehabilitate the patient. As a result, we believe our products address a wide spectrum of the orthopedic continuum of care.

We currently market and distribute our products through three operating divisions: our Surgical Division, our Chattanooga Group Division and our Soft Goods Division. Our Surgical Division provides implant products across all three major segments of the orthopedic surgical market, including reconstructive joint products (such as hip, knee and shoulder implants), trauma products and spinal implants. Our Chattanooga Group Division is a leader in domestic sales of many of the products used for orthopedic rehabilitation. Our Soft Goods Division provides orthopedic soft goods that are used to assist the patient in recovery from an injury or a surgical procedure and to protect against further injury. Total revenue from all three divisions was $95.5 million in 2002 and $52.9 million during the six months ended June 28, 2003. Our income from operations was $7.1 million in 2002 and $4.2 million during the six months ended June 28, 2003.

Throughout our history, we have strongly emphasized research and development to expand the product line of our Surgical Division. Since our inception, we have developed numerous products and have obtained regulatory approval for over 100 products and product improvements. We continue to develop internally new products to enhance our growth. For example, we have commenced the sale of several new products in 2003, including the 3DKnee™ System, our data driven design total knee replacement. In addition to a continued focus on product innovation within our Surgical Division, our Chattanooga Group Division continues its historical pattern of investing in product development. For example, we recently began selling VitalStim™, a product used for the treatment of dysphagia, a swallowing disorder.

We have used strategic business acquisitions to broaden our product offering and to increase our customer base. Since July 1, 2001, we have completed two significant acquisitions that have allowed us to expand our business into two new product segments of the orthopedic market, orthopedic soft goods and rehabilitation equipment, both of which complement our Surgical Division. In July 2001, we purchased the orthopedic soft goods, patient safety devices and pressure care product lines of Kimberly-Clark Corporation, which currently form the basis of our Soft Goods Division. In February 2002, we purchased Chattanooga Group, Inc., a provider of orthopedic rehabilitation products, which became our Chattanooga Group Division.

Our principal executive offices are located at 9800 Metric Boulevard, Austin, Texas 78758, and our telephone number is (512) 832-9500.

USE OF PROCEEDS

Unless otherwise provided in the applicable prospectus supplement, we currently intend to use the net proceeds we receive from the sale of any common stock under this prospectus for general corporate purposes, including, but not limited to:

•	the repayment of debt;

•	capital expenditures;

•	acquisitions;

•	the possible repurchase of our common stock;

•	the financing of potential investments;

•	working capital; and

•	other purposes as mentioned in any prospectus supplement.

We will not receive any proceeds from any sales by the selling stockholders of their shares of common stock.

Pending such use, we may temporarily invest the net proceeds. The precise amounts and timing of this application of proceeds will depend upon our funding requirements and the availability of other funds. Except as mentioned in any prospectus supplement, specific allocations of the proceeds to such purposes will not have been made at the date of that prospectus supplement.

SELLING STOCKHOLDERS

We are registering 6,500,000 shares of common stock covered by this prospectus for reoffers and resales by some of our stockholders. As used in this prospectus, selling stockholders will refer to these individuals, along with any pledgees, donees, transferees or successors in interest who may later hold the selling stockholders’ interests who are selling shares received after the date of this prospectus from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. In addition, upon our being notified by a selling stockholder that a pledgee, donee, transferee or other successor-in-interest intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed to the extent required by law.

The following table lists each selling stockholder and as of October 20, 2003, sets forth

•	the number of shares of common stock beneficially owned by each of the selling stockholders;

•	the number of shares of our common stock being registered for sale in this offering;

•	the number of shares beneficially owned by each selling stockholder after the offering assuming the sale of all shares of our common stock being registered on behalf of each selling stockholder in this offering; and

•	the percentage of common stock beneficially owned by each selling stockholder after this offering assuming each selling stockholder sells all of the shares of our common stock being registered on such stockholder’s behalf.

As of October 20, 2003, there were 36,709,936 shares of our common stock outstanding.

Pursuant to the rules of the SEC, shares are deemed to be “beneficially owned” by a person if such person directly or indirectly has or shares the power to vote or dispose of such shares. Each person is deemed to be the beneficial owner of securities which may be acquired within sixty days through the exercise of options, warrants, and rights, if any, and such securities are deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by such person. However, any such shares are not deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by any other person, except as noted.

	Shares beneficially owned as of October 20, 2003 and prior to the sale of shares covered by this prospectus (1)(2)	Number of shares covered by this prospectus	Shares beneficially owned after the sale of shares covered by this prospectus (2)
Name of selling stockholder and position with Encore			Number	Percent

Galen Partners III, L.P. (3)	11,678,820	3,211,895	8,466,925	19.4%

Galen Partners International III, L.P.	1,057,082	290,717	766,365	1.8%

Galen Employee Fund III, L.P.	48,265	13,274	34,991	*

CF Holdings, Ltd. (4)	1,303,164	342,314	947,140	2.2%

Nicholas Cindrich (5)	1,375,872	13,710	1,019,848	2.3%

Ivy Orthopedics Partners, LLC	1,022,283	299,458	722,825	1.7%

CapitalSource Holdings LLC	1,646,663	1,646,663	0	N/A

Kenneth W. Davidson, Chairman of the Board, CEO	814,100	233,952	580,148	1.3%

Northlea Partners, Ltd. (6)	394,931	113,493	281,438	*

Dr. Craig L. Smith, Chief Scientific Officer	276,031	79,324	196,707	*

August B. Faske, Executive Vice President, Chief Financial Officer	271,442	78,005	193,437	*

Harry L. Zimmerman, Executive Vice President, General Counsel, Secretary	256,750	73,783	182,967	*

Jack F. Cahill, Executive Vice President, President – Surgical Division	130,500	34,629	95,871	*

Kathy Wiederkehr, Executive Vice President – Human Resources	51,211	14,717	36,494	*

Jay M. Haft, Director	181,255	36,282	144,973	*

Dr. Richard O. Martin, Director	83,883	8,300	75,583	*

Bruce F. Wesson, Director (7)	12,920,659	9,483	12,911,176	29.5%

*	Represents less than 1% of our outstanding common stock.
(1)	The amounts included in this column do not include any shares underlying options or warrants held by the selling stockholder that are not exercisable within 60 days of October 20, 2003.
(2)	Assumes all shares registered hereby are sold and no additional shares are acquired or otherwise become beneficially owned by the selling stockholders.
(3)	Consists of 11,176,691 shares of common stock and 502,129 shares of common stock underlying warrants exercisable within 60 days from October 20, 2003. Does not include (i) the 46,189 shares of common stock or (ii) the 2,076 shares of common stock underlying warrants exercisable within 60 days from October 20, 2003, beneficially owned by Galen Employee Fund III, L.P., the beneficial ownership of which is disclaimed by this person. Also, does not include (i) the 1,011,633 shares of common stock or (ii) the 45,449 shares of common stock underlying warrants exercisable within 60 days from October 20, 2003 beneficially owned by Galen Partners International III, L.P., the beneficial ownership of which is disclaimed by this person.
(4)	Consists of 1,191,177 shares of common stock owned by CF Holdings, Ltd., of which Mr. Cindrich, a former director and chief executive officer of Encore is a significant stockholder of the corporate general partner and a limited partner. Also includes 111,987 shares of common stock underlying options exercisable within 60 days from October 20, 2003.
(5)	Of the shares attributed to Mr. Cindrich, 1,191,177 of the shares listed are beneficially owned by CF Holdings, Ltd., of which he is a significant stockholder of the corporate general partner and a limited partner. Mr. Cindrich disclaims beneficial ownership of common stock held by CF Holdings, Ltd., except to the extent of his pecuniary interest therein. Also includes 136,987 shares of common stock underlying options exercisable within 60 days of October 24, 2003, 111,987 of which are held by CF Holdings, Ltd.

(6)	Northlea Partners, Ltd., a limited partnership, has John H. Abeles, M.D. as the general partner and the Abeles Family Trust is the sole limited partner. Dr. Abeles is a director of Encore. Dr. Abeles has sole voting and investment power with respect to such shares.
(7)	Of the shares attributed to Mr. Wesson, all but 33,000 of the shares listed are beneficially owned by the Galen entities, of which he is a general partner of entities that control the general partner of the Galen entities. Mr. Wesson does not have sole voting or investment power with respect to such shares, and Mr. Wesson disclaims beneficial ownership of these shares except to the extent of each of his pecuniary interest therein. Includes 63,492 shares held by Galen Advisors, LLC of which Mr. Wesson is a member. Mr. Wesson does not have sole voting or investment power with respect to such shares and Mr. Wesson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Includes options held by Mr. Wesson to acquire 15,000 shares of common stock, which are exercisable within 60 days from October 20, 2003. Does not include 17,500 shares held in a trust of which Mr. Wesson’s spouse is a co-trustee. Mr. Wesson disclaims beneficial ownership of these shares.

DESCRIPTION OF CAPITAL STOCK

The following summary describes the material terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to the actual provisions of our certificate of incorporation and bylaws, each as amended to date, which describe the relative terms of the classes and series of our capital stock, as well as applicable law, copies of which have been previously filed with the SEC.

Our certificate of incorporation provides that our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. Of the authorized shares of our preferred stock, 255,000 shares have been designated as shares of our Series A Preferred Stock. The remaining 745,000 shares of our authorized preferred stock are undesignated as to series.

As of October 20, 2003, 36,709,936 shares of our common stock and no shares of our Series A Preferred Stock were issued and outstanding. As of October 1, 2003, the outstanding shares of our common stock were held by 84 stockholders of record. We believe that the number of beneficial owners of our common stock on that date was substantially greater.

Common Stock

On all matters submitted to a vote of our stockholders, the holders of our common stock are entitled to one vote for each share held of record. Our certificate of incorporation does not entitle the holders of our common stock to cumulate votes. Subject to preferences that may be applicable to any then outstanding series of our preferred stock, holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to our stockholders after the payment of all our debts and other liabilities, subject to the prior rights of any then outstanding series of our preferred stock.

The holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Upon the closing of our August 11, 2003 public offering, all outstanding shares of our Series A Preferred Stock were converted into an aggregate of approximately 13,160,300 shares of common stock. Our board of directors has the authority, without further action by our stockholders, to provide for the issuance of our preferred stock in one or more series and to fix the number of shares, designations, preferences, powers and relative, participating, optional or other special rights and the qualifications or restrictions on such rights. The preferences, powers, rights and restrictions of different series of our preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters. The issuance of a series of our preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or affect adversely the rights and powers, including voting rights, of the holders of our common stock, and may have the effect of delaying, deferring or preventing a change in control of us. We have no present plans to issue any additional shares of our Series A Preferred Stock or to designate or issue any additional series of our preferred stock.

Warrants and Options

In connection with certain senior subordinated notes (the “Notes”) that we issued to CapitalSource Finance LLC (“CapitalSource”) on February 8, 2002, we also issued warrants to an affiliate of CapitalSource. These warrants are exercisable until February 8, 2009 and entitle the holders to purchase up to an aggregate of 2,198,614 shares of our common stock for a purchase price of $0.01 per share.

Equity Compensation Plan Information

As of December 31, 2002, we had the following options, warrants and other purchase rights issued and outstanding under our equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	1,077,942	$2.45	1,491,937
Equity compensation plans not approved by security holders	863,485	$3.75	775,500

Total	1,941,427	$3.03	2,267,437

We have seven stock option plans. All options granted under these plans are exercisable for shares of our common stock. Only three of these plans were adopted with the approval of our security holders. The remaining four plans were adopted without approval of our security holders and are described briefly as follows:

•	Our 1997 Distributor Advisory Panel Stock Option Plan provides for the grant of stock options to our sales representatives and the distributors of our products.

•	Our 1997 Surgeon Advisory Panel Stock Option Plan provides for the grant of stock options to the members of our surgeon advisory panel.

•	Our 1993 Distributor Stock Option Plan provided for the grant of stock options to our sales representatives and distributors of our products. Although we no longer issue options under this plan, previously granted options remain outstanding.

•	Our 1993 Surgeon Advisory Panel Stock Option Plan provided for the grant of stock options to prior members of our surgeon advisory panel. Although we no longer issue options under this plan, previously granted options remain outstanding.

Stock options granted pursuant to the foregoing plans may have exercise prices which are equal to, less than, or greater than the fair market value of the option shares as of the date of the grant. The shares subject to the options may vest, or become exercisable ratably, over a predefined period. The options expire no more than ten years from the date of grant.

We have granted certain options to purchase shares of our common stock to other non-employees. These options were not granted pursuant to any of the foregoing plans but have substantially similar terms as the terms of the options granted pursuant to the plans described above.

Registration Rights

In connection with the transaction related to the issuance of our Series A Preferred Stock in June 2001, we entered into an Investor Rights Agreement, whereby we granted the purchasers of our Series A Preferred Stock certain registration rights, which are described below. Additionally, in connection with the acquisition of our subordinated debt in February 2002, we entered into another Investor Rights Agreement with CapitalSource Holdings LLC, whereby we granted CapitalSource Holdings LLC registration rights essentially equivalent to those previously granted to the holders of our Series A Preferred Stock. As of September 27, 2003, the registration rights granted to certain holders of shares of our common stock (acquired upon conversion of shares of our Series A Preferred Stock) and to the holders of our outstanding warrants cover 13,160,300 and 2,198,614 registrable shares of our common stock, respectively. The registration rights granted under the Investor Rights Agreements also extend to any shares of our capital stock subsequently acquired by the investors.

Under the Investor Rights Agreements, the holders of the registrable securities may demand that we file a registration statement under the Securities Act covering some or all of the registrable securities under certain circumstances. We are not required to effect more than two demand registrations. In an underwritten offering, the managing underwriter of the offering has the right, subject to certain conditions, to limit the number of registrable securities to be included in the offering.

In addition, under the Investor Rights Agreements, the holders of the registrable securities have certain “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act, other than a registration pursuant to the demand rights noted above or certain other excluded registrations, the holders of registrable securities may require us to include all or a portion of the registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter of the offering has the right, subject to certain conditions, to limit the number of registrable securities to be included in the offering.

Further, if we are eligible to effect a registration on Form S-3, under certain circumstances, the holders of registrable securities may demand that we file a registration statement on Form S-3 covering all or a portion of the registrable securities, provided that the registration has an aggregate offering price of $1.0 million and that we are not required to effect more than two such registrations in any twelve month period.

In general, we will bear all fees, costs and expenses of any registration of the registrable securities, other than underwriting discounts and commissions.

Delaware Anti-Takeover Law and Provisions of our Certificate of Incorporation and Bylaws

Provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult for a third-party to acquire us or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless

•	the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and also officers and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares will be held tendered in a tender or exchange offer); or

•	on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders.

Generally, a business combination includes a merger, consolidation, stock sale or asset sale involving 10% or more of a corporation’s assets, and other similar transactions resulting in a financial benefit to an interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the common stock.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. Neither our certificate of incorporation nor our by-laws contain any such exclusion.

Charter and Bylaws Anti-Takeover Provisions

General. A number of provisions of our certificate of incorporation and our bylaws concern matters of corporate governance and the rights of our stockholders. Some of these provisions, as well as the ability of our board of directors to issue shares of the preferred stock and to set the voting rights, preferences and other terms of the preferred stock, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors. Those provisions may also discourage takeover attempts which some of our stockholders may deem to be in their best interests.

Board of Directors. Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Pursuant to our certificate of incorporation, our board of directors is divided into three classes, Class A, Class B and Class C. The classes are as nearly equal in number of directors as possible. Each director shall serve for a term expiring at the third annual meeting following the annual meeting at which the director was elected. As a result of the division of our board of directors into three classes and in accordance with Delaware law, our stockholders may remove members of our board of directors only for cause.

The classification of our board of directors, together with the ability of our board of directors to issue additional shares of our preferred stock without further shareholder action, could delay or frustrate the removal of incumbent directors or the assumption of control by the stockholders.

Amendment of Bylaws. As permitted by Delaware law, our certificate of incorporation gives our directors the power to make, alter, amend, change, add to or repeal our bylaws. Additionally, our stockholders are entitled to amend our bylaws upon the affirmative vote of at least a majority of the shares entitled to vote at a meeting of our stockholders at which a quorum is present.

Special Meetings of Our Stockholders. Our bylaws provide that a special meeting of our stockholders may only be called by our chief executive officer, our president, our board of directors or by one or more of our stockholders who together own of record at least 30% or more of the outstanding shares of our capital stock entitled to vote at the meeting. Our bylaws provide that the written notice of every special meeting of our stockholders must include a statement of the purpose or purposes for which the meeting is to be held. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect their own slate of directors or otherwise attempting to obtain control of us.

The foregoing provisions of our certificate of incorporation, as amended, bylaws and the Delaware General Corporation Law may have the effect of deferring or discouraging hostile takeovers or delaying changes in control of our company.

Limitation on Liability of Directors and Indemnification

Our certificate of incorporation limits our directors’ personal liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided by Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derives an improper personal benefit.

This provision will generally not limit liability under state or federal securities laws and does not affect the availability of equitable remedies such as an injunction or rescission for breach of fiduciary duty.

Delaware law and our certificate of incorporation each provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorneys’ fees. Further, any person entitled to indemnification by us also has the right, subject to certain limitations, to require us to pay or reimburse the person for all incurred expenses in advance of the final disposition of the proceeding. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification. At present, there is no pending material litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted.

Listing on the Nasdaq National Market

Our common stock is quoted on the Nasdaq National Market under the symbol “ENMC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank Minnesota N.A.

SHARES ELIGIBLE FOR FUTURE SALE

As described below, only a limited amount of shares are available for sale following conclusion of our August 11, 2003 public offering due to contractual and legal restrictions that apply to resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that such sales may occur, could adversely affect the sales price.

Sale of Restricted Shares and Lock-Up Agreements

On October 20, 2003, we had an aggregate of 36,709,936 outstanding shares of common stock. All of the 10,637,500 shares sold in our August 2003 offering and approximately 7,233,877 shares of our common stock which were previously registered are all freely tradable.

The remaining 18,838,559 shares of common stock outstanding, including the 13,160,300 shares of common stock issued upon the conversion of all the shares of our Series A Preferred Stock, are “restricted securities” within the meaning of Rule 144. Such restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act of 1933, which are discussed below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

Prior to the closing of our August 2003 public offering, our officers, directors, and stockholders holding, in the aggregate, 16,903,545 shares of our common stock after giving effect to the conversion of Series A Preferred Stock, agreed to be subject to lock-up agreements with the underwriters generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days (through February 7, 2004) without the prior written consent of SG Cowen Securities Corporation. The 16,903,545 shares of our common stock subject to lock-up agreements with SG Cowen Securities Corporation which terminate on February 7, 2004 represent approximately 70% of our total outstanding shares of common stock or approximately 98% of the 18,838,559 restricted shares of our common stock.

Under our registration rights agreements, the holders of approximately 13,160,300 shares of the common stock and the holders of warrants to purchase approximately 2,198,614 shares of common stock are entitled to require us to register the sales of their shares under the Securities Act of 1933, subject to limitations specified in those agreements.

Rule 144

In general, under Rule 144 as in effect on the date of this report, a person, including any of our affiliates, who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, is (subject to the lock-up agreements described above) entitled to sell within any three-month period a number of shares of our common stock that, together with sales of any securities with which such person’s sales must be aggregated, does not exceed the greater of:

•	one percent of the shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale on Form 144 is filed with the Securities and Exchange Commission.

Sales of restricted securities under Rule 144 are also subject to certain requirements with respect to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares of our common stock proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, would (subject to the lock-up agreements described above) be entitled to sell those shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Stock Options

As of September 27, 2003, we had issued options to purchase 1,958,268 shares of our common stock, including fully vested options to purchase 1,339,156 shares. Upon the expiration of the lock-up agreements described above, at least 1,332,353 shares of our common stock will be subject to vested options. Subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, the shares of our common stock underlying those options are available for sale in the open market immediately following the expiration of the lock-up period.

We have currently effective registration statements on Form S-8 under the Securities Act covering approximately 5,380,133 shares of common stock reserved for issuance under our stock option plans and other option grants. As a result, any shares acquired upon the exercise of options granted under these plans or grants also are freely tradable in the public market (unless subject to the lock-up agreements described above). However, such shares held by affiliates still are subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resaleable under Rule 701.

In addition to possibly being able to sell option shares without restriction under a Form S-8 registration statement when effective, persons other than our affiliates are allowed under Rule 701 to sell shares of our common stock issued upon exercise of stock options (subject to the lock-up agreements described above), subject only to the manner of sale provisions of Rule 144 and to the lock-up period related to our August 2003 public offering. Our affiliates may (subject to the lock-up agreements described above) also begin selling option shares, but are subject to all of the Rule 144 restrictions except for the one-year holding period requirement.

PLAN OF DISTRIBUTION

We and/or the selling stockholders may sell the common stock offered by this prospectus in any one or more of the following ways:

•	directly to investors;

•	to investors through agents;

•	to dealers;

•	through underwriting syndicates led by one or more managing underwriters;

•	through one or more underwriters acting alone; or

•	through a combination of such methods of sale.

The name of any such underwriter, dealer or agent involved in the offer and sale of the common stock, the amount underwritten and the nature of its obligation to take the common stock will be set forth in the applicable prospectus supplement. We have, along with the selling stockholders, reserved the right to sell the common stock directly to investors on our own behalf, or on behalf of the selling stockholders, in those jurisdictions where we, or the selling stockholders, are authorized to do so. The sale of the common stock may be effected in transactions:

•	on any national or international securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or in the over-the-counter market;

•	through the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•	by a broker/dealer as principal and resale by the broker/dealer for its account; or

•	in a combination of any of the above.

We and/or the selling stockholders, and our respective agents and underwriters, may offer and sell the securities:

•	at a fixed price or prices that may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Any of the prices may represent a discount from the prevailing market prices.

If we and/or the selling stockholders use underwriters to sell common stock, we and/or the selling stockholders will enter into an underwriting agreement with them at the time of the sale to them. In connection with the sale of the common stock, underwriters may receive compensation from us and/or the selling stockholders in the form of underwriting discounts, concessions or commissions and may also receive commissions from purchasers of the common stock for whom they may act as agent. Any underwriting compensation paid by us or the selling stockholders to underwriters or agents in connection with the offering of the common stock, and any discounts, concessions or the commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement to the extent required by applicable law. Underwriters may sell the common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

Dealers and agents participating in the distribution of the common stock may be deemed to be underwriters under the Securities Act of 1933, and any discounts and/or commissions received by them and any profit realized by them on the resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Because selling stockholders may be deemed to be underwriters within the meaning of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933.

Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus.

If so indicated in the applicable prospectus supplement, we and/or the selling stockholders will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase offered common stock from us and/or the selling stockholders at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the applicable prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

Underwriters, dealers and agents may be entitled, under agreements entered into with us and/or the selling stockholders, to indemnification against and contribution towards certain civil liabilities, including any liabilities under the Securities Act of 1933.

To facilitate the offering of common stock, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock. These may include over-allotment, stabilization, syndicate, short covering transactions and penalty bids.

•	Over-allotment involves sales in excess of the offering size, which creates a short position.

•	Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been complete in order to cover syndicate short positions.

•	Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions.

These transactions may cause the price of the common stock sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

During such time as we and the selling stockholder may be engaged in a distribution of the common stock covered by this prospectus, we and the selling stockholders are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes us, the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participated in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also restricts bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of our common stock.

There can be no assurance that the selling stockholders will sell any or all of their shares of common stock covered by this prospectus.

FEDERAL TAX CONSIDERATIONS TO NON-UNITED STATES HOLDERS

The following is a summary of certain material United States federal income and estate tax considerations to a non-United States holder (as defined below) relating to the acquisition, ownership and disposition of shares of common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the Internal Revenue Code of 1986, as amended, or, the Code, final, temporary and proposed United States Treasury regulations promulgated thereunder, Internal Revenue Service rulings, official pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This summary does not address all the tax consequences that may be relevant to certain non-United States holders in light of the holder’s particular circumstances and it is not intended to be applicable in all respects to all categories of non-United States holders, some of whom may be subject to special rules not discussed below. The discussion below deals only with shares of common stock held as “capital assets” within the meaning of the Code (generally, property held for investment), and does not address purchasers of the common stock that may be subject to special rules (including, without limitation, certain expatriates, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, traders in securities, partnerships or other pass through entities, holders whose functional currency is not the United States dollar and persons that hold the common stock as part of a straddle, hedge, conversion or other integrated transaction). In addition, the following discussion does not address any state, local or foreign tax considerations that may be relevant to a non-United States holder’s decision to purchase, own or dispose of shares of common stock.

The rules governing the United States federal income and estate taxation of a non-United States holder are complex, and no attempt will be made herein to provide more than a summary of those rules. Special rules may apply to a non-United States holder that is a controlled foreign corporation, passive foreign investment company or foreign personal holding company and therefore subject to special treatment under the Code. NON-UNITED STATES HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS WITH REGARD TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

For purposes of the federal income tax portion of this summary, a “non-United States holder” is a beneficial owner of common stock that for United States federal income tax purposes is a nonresident alien or a corporation, trust or estate that is not (1) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (2) an estate the income of which is subject to United States federal income taxation regardless of its source or (3) a trust (a) that is subject to the supervision of a court within the United States and one or more United States persons (as described in section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

For purposes of the federal estate tax portion of this summary, a “non-United States holder” is a beneficial owner of common stock who is an individual who is not a United States citizen and who is not domiciled in the United States and who is not otherwise a resident of the United States for federal income tax purposes. A person acquires a domicile in the United States by living in the United States, even for a brief period, with “no definite present intention” of later removing from the United States. If domicile exists in the United States, an intention to change domicile does not actually effect such a change unless accompanied by an actual removal from the United States.

Dividends on Common Stock

Generally, any dividends paid to a non-United States holder of common stock will be subject to United States federal income tax withholding at a rate of 30% of the amount of the dividend, or at a lower applicable income tax treaty rate. However, if the dividend is effectively connected with the conduct of a United States trade or business of a non-United States holder, and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-United States holder, a non-United States holder generally will be taxed in the same manner as a United States holder. An effectively connected dividend received by a corporate non-United States holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate). Even though an effectively connected dividend is subject to United States federal income tax, and may be subject to the branch profits tax, it is not subject to withholding tax (unless derived through a partnership) if the non-United States holder delivers Internal Revenue Service Form W-8ECI (or successor form) annually to us or our agent.

United States Treasury regulations require a non-United States holder to provide certain certifications under penalties of perjury that such holder is not a United States person in order to obtain treaty benefits (and avoid backup withholding as discussed below), a non-United States holder must deliver to us or our agent a properly executed IRS Form W-8BEN (or successor form).

A non-United States holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

A non-United States holder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of such holder’s common shares. Instead, the excess portion of the distribution will reduce the adjusted basis of the shares. A non-United States holder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares, if the non-United States holder otherwise would be subject to tax on gain from the sale or disposition of common shares, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-United States holder unless (i) a lower treaty rate applies and the non-United States holder files Internal Revenue Service Form W-8BEN (or successor form) evidencing eligibility for that reduced rate with us or our agent; or (ii) the non-United States holder files Internal Revenue Service Form W-8ECI (or successor form) with us or our agent claiming that the distribution is effectively connected income. However, a non-United States holder may obtain a refund of amounts we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of backup withholding below, any gain realized upon a sale, exchange or other disposition of common stock by a non-United States holder generally will not be subject to United States federal income tax unless:

(1) the gain is effectively connected with a trade or business conducted by the non-United States holder in the United States, and, if certain tax treaties apply, is attributable to a permanent establishment in the United States maintained by such holder,

(2) in the case of a non-resident individual who holds stock as a capital asset, the individual has been present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and certain other requirements are met, or

(3) in the case of a non-United States holder who owns or has owned, actually or constructively, during the relevant statutory period more than 5% of our stock, we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other requirements are met.

Although there can be no assurance, we do not believe that we have been or currently are a “United States real property holding corporation”.

If the gain is effectively connected with a trade or business conducted by the non-United States holder in the United States, and, if certain tax treaties apply, is attributable to a permanent establishment in the United States maintained by such holder, the non-United States holder generally will recognize capital gain or loss equal to the difference between the amount of cash proceeds and the fair market value of any property received in the sale, exchange or other disposition and the non-United States holder’s adjusted tax basis in the shares of common stock sold, exchanged, or otherwise disposed.

Federal Estate Taxes

Common stock that is beneficially owned by an individual non-United States holder at the time of death will be included in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. The individual’s gross estate might also include the value of common stock which is held indirectly by the individual through one or more domestic or foreign entities. Non-United States holders are encouraged to consult their tax advisors regarding the inclusion of the value of the common stock in their gross estate in cases where it is owned indirectly through one or more entities.

Backup Withholding and Information Reporting

Dividends on common stock paid to a non-United States holder will generally be exempt from backup withholding tax, provided that non-United States holders meet applicable certification requirements or otherwise establish an exemption. Non-United States holders that fail to meet these requirements will be subject to backup withholding at the rate of 28%.

Payments of the proceeds from the sale of shares of common stock by or through the United States office of a broker will be subject to information reporting and backup withholding unless the non-United States holder certifies under penalties of perjury that it is a non-United States holder or otherwise establishes an exemption from information reporting and backup withholding.

Information reporting requirements and backup withholding tax generally will not apply to any payment of the proceeds of the sale of shares of common stock effected outside the United States by a foreign office of a “broker” (as defined in applicable United States Treasury Regulations). However, if the broker:

(1) is a United States person,

(2) derives 50% or more of its gross income from all sources for certain periods from the conduct of a United States trade or business,

(3) is a controlled foreign corporation as to the United States, or

(4) is a foreign partnership in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or is a foreign partnership that is engaged in a trade or business in the United States, payment of the proceeds will be subject to information reporting requirements and/or backup withholding tax unless the broker has documentary evidence in its records that the beneficial owner is a non-United States holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

Any amounts withheld from a payment to a non-United States holder under the backup withholding rules generally will be allowed as a credit against the non-United States holder’s United States federal income tax liability and may entitle the non-United States holder to a refund, provided that the required information is provided to the Internal Revenue Service.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we are required to file reports, any proxy statements and other information with the SEC. You can read our SEC filings, including this registration statement, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any documents we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market.

We filed with the SEC a registration statement on Form S-3 (File No. 333-109996) under the Securities Act of 1933 to register with the SEC the common stock described in this prospectus. This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement, certain parts which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and accompanying exhibits for more information about us and our common stock.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is legally considered to be part of this prospectus, unless and until that information is updated and superseded by the information contained in this document or any information subsequently incorporated by reference. Any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the specific following documents that we have filed with SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 29, 2003 and June 28, 2003;

•	Our Proxy Statement dated October 29, 2003 for our 2003 Special Meeting of Stockholders;

•	Our Current Report on Form 8-K, event date April 28, 2003, which was filed on April 29, 2003;

•	Our Current Report on Form 8-K, event date July 28, 2003, which was filed on July 28, 2003;

•	Our Current Report on Form 8-K, event date October 6, 2003, which was filed on October 7, 2003; and

•	Our Current Report on Form 8-K, event date October 27, 2003, which was filed on October 27, 2003, as amended by our Current Report on Form 8-K/A filed on October 29, 2003.

You may request a copy of these filings, without charge, by writing to us or telephoning us at 9800 Metric Blvd., Austin, Texas 78758, Attn: Harry L. Zimmerman, (512) 832-9500. We will not send exhibits to the filings, however, unless those exhibits have been specifically incorporated by reference.

We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or (i) after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of the registration statement and (ii) after the date of this prospectus and until we sell all of the common stock registered hereunder or otherwise terminate the offering of the common stock. Those documents will become a part of this prospectus from the date that the documents are filed with the SEC.

You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell, or soliciting an offer to buy, shares of common stock in any state where the offer and sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus is accurate only as of the date of the documents containing the information, regardless of the time of its delivery or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

LEGAL MATTERS

The validity of any common stock issued and sold by us hereunder will be passed upon for us by Winstead Sechrest & Minick P.C., Austin, Texas. The validity of any common stock sold by selling stockholders hereunder will be passed upon by Ropes & Gray LLP.

EXPERTS

The consolidated financial statements of Encore Medical Corporation as of December 31, 2002 and 2001 and for the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

The consolidated statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2000 incorporated by reference in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Chattanooga Group, Inc. incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in its report, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are so included in reliance upon the authority of said firm as experts in auditing and accounting in giving said report. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to the inclusion of its report in this prospectus, and we have not filed that consent in reliance on Rule 437a promulgated under the Securities Act. We refer you to “Risk Factors—Risks Related to Arthur Andersen LLP” as incorporated by reference herein for a discussion of the risks associated with the lack of Arthur Andersen’s consent.

CHANGE IN INDEPENDENT ACCOUNTANTS

In September 2001, we engaged KPMG LLP as our independent accountants. The decision to engage KPMG LLP as our independent accountants was approved by the audit committee of our board of directors. Prior to September 2001, we had not consulted with KPMG LLP on items that involved accounting principles or the form of audit opinion to be issued on our financial statements.

Prior to September 2001, we retained PricewaterhouseCoopers LLP as our independent accountants. PricewaterhouseCoopers LLP audited our financial statements for December 31, 2000 and all of our fiscal years prior to that date. The audit reports of PricewaterhouseCoopers LLP did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. We terminated our relationship with PricewaterhouseCoopers LLP, but did not have any disagreement with PricewaterhouseCoopers LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, with respect to the financial statements they audited, which disagreement, if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused PricewaterhouseCoopers LLP to make reference to the matter of the disagreement in its reports.

8,500,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

SG Cowen

First Albany Capital

December 10, 2003